130

08002254

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint-Stock Company OGK-2

*CURRENT ADDRESS Solnechnodolsk, Izobilnensk District
Stavropol Region
Russian Federation

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

FILE NO. 82- 35791 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 05/2/08

OGK 2

2006

ANNUAL REPORT

OPEN JOINT STOCK COMPANY
SECOND GENERATION COMPANY OF THE WHOLESALE POWER MARKET
FOR THE 2006 FINANCIAL YEAR

CONTENTS



ADDRESS TO SHAREHOLDERS FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

DEAR SHAREHOLDERS:

For the Board of Directors and for me personally, 2006 was full of vitally important decisions that allowed JSC OGK-2 to successfully form target structures and implement its development strategy along key lines.

The year's most important accomplishment was transferring to a common share. JSC OGK-2 successfully and opportunely reorganized by affiliating JSC Pskovskaya SDPP, JSC Stavropolskaya SDPP, JSC Surgutskaya SDPP-1, JSC Serovskaya SDPP and JSC Troitskaya SDPP. The former Joint Stock SDPPs became branches of JSC OGK-2. SDPPs property was reregistered to JSC OGK-2 and consolidated into a unified generating complex.

In addition to forming target structures, JSC OGK-2 improved its corporate culture and corporate management system in 2006. The following Board of Directors committees were formed and began working to ensure more efficient work for the Board of Directors and to protect shareholder interests: Reliability Committee, Evaluation Committee, Strategy Committee and Audit Committee.

As top priorities, the Board of Directors approved the Information Policy Regulations, Corporate Management Code, Repair Work Regulations, IT Management Standard and several other important program documents.

The Board of Directors also coordinated the main objective of JSC OGK-2 for 2007: to hold an additional issue of shares in order to attract investment for increasing the Company's generating capacity.

The events of 2006 were strategic for JSC OGK-2, and successfully implementing plans will ensure the Company's development for the long-term perspective. The Company has completed the complicated and difficult stage of forming. All procedures stipulated by the current legislation have been completed, which witnesses to efficient work by the Board of Directors as the representative of shareholders and the JSC OGK-2 management.

At the moment, all power companies are in a difficult situation when they must fulfill their strategic objective to supply electricity to the growing economy of the Russian Federation, and to be efficient in the eyes of the investment community. In 2006 JSC OGK-2 ensured reliable supply of its product to consumers by fulfilling 100% of its dispatch schedule, and at the same time increased its output by 17%.

At the same time, management is consistently fulfilling a program to form a positive image of JSC OGK-2 as a public company oriented toward observing shareholder and investor rights, and improving corporate management. This well-planned course will doubtlessly lead to increased confidence in the Company from potential investors, which will in turn help JSC OGK-2 achieve its objectives.

Having completed its formation, JSC OGK-2 now stands on the threshold of a new phase in its corporate life, just as full of important decisions and events. The Company's success in the new field depends largely on the professionalism and solidarity of the JSC OGK-2 staff, on the ability to efficiently organize work and define development priorities. I am confident that by consolidating its past successes and joining forces, JSC OGK-2 will conquer many peaks in the electricity industry.

Chairman of the Board of Directors JSC OGK-2 M. Lisyansky

ADDRESS TO SHAREHOLDERS FROM THE GENERAL DIRECTOR

DEAR SHAREHOLDERS:

The previous corporate year was a defining one for JSC OGK- 2, both in terms of implementing the projects for forming the Company's target structure, and for understanding prospects for short- and long-term development. After two years, JSC OGK-2 has become a fully formed company with an efficient management system, qualified personnel and an electricity market conduct strategy. JSC OGK-2's short-term business priority is to attract investment in order to implement projects to increase generating facilities.

An important event in 2006 was offering JSC OGK-2 securities on organized trading floors. As a result, the Company's shares were successfully traded on the MICEX and RTS stock exchanges. In just five months of 2006, the JSC OGK-2 share price grew over 60%. The Company's capitalization for 2006 increased from 1.85 billion dollars to 3.63 billion dollars. Such impressive figures show shareholders' and investors' confidence in the Company. For its part, the JSC OGK-2 management fulfills its duties.

Concerning dividend policy, JSC OGK-2 maintains clear-cut principles, ensuring shareholders' rights to receive dividends on the Company's performance. In accordance with a resolution of the General Shareholder Meeting dd. September 29, 2006 to pay dividends on the performance of six months of 2006, the Company set dividends of 0.003539 rubles per ordinary share, for a total of 89.6 million rubles.

Since the very beginning, JSC OGK-2 management has paid special attention to the Company's openness toward shareholders and investors. Toward this end, JSC OGK-2 has worked on forming consolidated financial accounting in accordance with the International Accounting Standards (IAS) since 2005. In 2006, this work took the form of the JSC OGK-2 Group 2005 annual report under IAS.

Under the conditions of forming the Company's target structure, objectives were successfully met for ensuring reliability in the work of the JSC OGK-2 branches in 2006. Power plants were fully supplied with fuel throughout the entire year. Repair work was executed in strict compliance with the approved schedule.

JSC OGK-2 was the first of RAO UES of Russia's generating companies to receive a Preparedness Passport for the 2006-2007 fall and winter period. Despite low temperatures, JSC OGK-2 power plants increased electricity output in 2006 and operated the entire cold season without any outages.

Furthermore, the Company successfully broke into the competitive sector of the wholesale electricity market. In the last corporate year, JSC OGK-2 increased electricity output to 48.0836 billion kWh, which is 6.9351 billion kWh more than in 2005. Since March 15, 2006, JSC OGK-2 has participated in trade under the new model of the wholesale electricity (capacity) market.



All measures for preparing to participate in the electricity services market are being completed on time. Pskovskaya SDPP and Stavropolskaya SDPP (JSC OGK-2 branches) were the first in Russia to receive certificates of preparedness to participate in system regulation on the capacity market and the system services market. From October 19 to 24, 2006, these power plants successfully held RAO UES of Russia's first certification tests.

JSC OGK-2 focuses on the environmental aspect of its work. The Company received a certificate of merit for "Best Environmental Policy, Concept and Implementation" and took first place among all the companies subordinate to RAO UES of Russia.

JSC OGK-2 is continuing work on implementing a large and strategically important project for forming a unified information space. Under this project, an automated system to manage the Company's financial and economic activity management system based on SAP R/3 is being introduced. The SAP R/3 system was launched at the JSC OGK-2 Branch Surgutskaya SDPP-1 in 2006. The success of the project at Surgutskaya SDPP-1 is very important for the entire Company. Work continues to install SAP R/3 at the remaining Company branches in 2007.

One of the strategic lines of work, along with financial and technical, is JSC OGK-2's personnel policy and social activities. Work is continuously conducted on forming a staff reserve for OGK-2 and its branches, which allows JSC OGK-2 to maintain a highly professional staff.

When presenting last year's results, I want to say that, despite extensive work and complicated objectives, we succeeded in completing all measures for forming the Company and fulfilled the requirements of the RAO UES of Russia shareholders. Furthermore, all JSC OGK-2 power plants operated without outages and completely fulfilled their dispatch schedules. The Company's economic indicators are also high. I see the basis of these successes, first and foremost, in the unified, highly professional staff of JSC OGK-2. As last year, I will say that we owe our achievements to every one of the Company employees. Thanks to a unified team of people striving for general success, our Company has enormous growth potential and, I am certain, will take a leading position in the Russian electricity industry.

General Director of JSC OGK-2

M. Kuzichev



WE ARE TALKING NOT ABOUT
FORESEEING THE FUTURE BUT ABOUT
CREATING IT.

DENIS DE ROUGEMONT

M. Kuzichev	–	General Director of JSC OGK-2
A. Sidorov	–	Deputy General Director for Corporate Management
D. Ilyenko	–	Deputy General Director for Power Markets
A. Chegodayev	–	Deputy General Director for Generation
E. Rovnykh	–	Deputy General Director for Information Technologies
N. Zapryagaeva	–	Deputy General Director for Economics and Finance
S. Parshev	–	Deputy General Director for General Business

GENERAL INFORMATION, COMPANY POSITION IN THE INDUSTRY

COMPANY MISSION, GOALS AND OBJECTIVES

VISION

To become the leader in electricity generation and sales among generating companies based on thermal power plants by using advanced management and generating technology.

MISSION

To be the company chosen by shareholders, consumers, employees and partners.

GOAL

To increase the Company's capitalization by at least two times by 2010, to attract private investors by significantly increasing business efficiency, to form a stable positive development trend for the mid- and long-term perspective.

COMPANY DEVELOPMENT STRATEGY AND OBJECTIVES

The Company's development strategy includes a generating strategy, fuel supply strategy, sales strategy, corporate strategy, IT strategy and others.

The Company's development strategy is oriented toward maintaining a high level of competitiveness, providing the necessary volume of available operating capacity with high efficiency and reliability, and increasing the Company's market value. The Company is also developing by introducing advanced technology for generating electricity and heat and by making efficient management decisions.
The Company's strategy foresees a series of measures for maintaining and improving social guarantees for employees. The corporate strategy is aimed at ensuring productive cooperation between the Company, consumers, shareholders and the state.

COMPANY OBJECTIVES:

- Ensuring operational liability of JSC OGK-2 power plants,
- Increasing operational efficiency of JSC OGK-2 power plants,
- Increasing JSC OGK-2's market value,
- Increasing JSC OGK-2's profit,
- Expanding presence on the electricity and heat market.

GEOGRAPHIC LOCATION

In accordance with Russian Federation Government Decree No. 1254-p dd. September 1, 2003, the following plants were transferred to JSC OGK-2: JSC Pskovskaya SDPP, JSC Serovskaya SDPP, JSC Stavropolskaya SDPP, JSC Surgutskaya SDPP-1 and JSC Troitskaya SDPP (hereinafter the Plants).

JSC OGK-2 conducts its business on the Russian wholesale electricity (capacity) market, which is unified throughout the Russian Federation.


OGK-2 Plants
Limitations on Transmission
Pskovskaya SDPP
NORTH-WEST
CENTER
CENTRAL-CHERNOZEMNY DISTRICT
VOLGO-VYATSKY DISTRICT
POVOLZHSKY DISTRICT
URAL DISTRICT
Troitskaya SDPP
Stavropolskaya SDPP
Surgutskaya SDPP-1
Serovskaya SDPP

Fig. 1 COMPANY POWER PLANTS

All five JSC OGK-2 power plants are located in energy deficient zones.
Geographically, JSC OGK-2 and the Plants are located in the following regions:


MOSCOW

The JSC OGK-2 central administrative office is located in Moscow at the address: 56 Profsoyuznaya St., Cherry Tower Business Center, 6th Floor, Moscow.


PSKOV

The JSC OGK-2 Branch Pskovskaya SDPP is located in the Pskov Region.
The Region has an area of 55,300 km² and is bordered by the Baltic countries (Estonia, Latvia) to the west and the Republic of Belarus to the south.
Domestically, the Region is bordered by the Leningrad, Novgorod, Tver and Smolensk Regions.
The Region's population is 747,300.
Administratively, the Region is divided into 24 districts, 9 of which are on the border, and has 14 cities, two of which are relatively large economic centers. Pskov (population 202,700 by the 2002 census) and Velikie Luki (population 104,900 by the 2002 census).


EKATERINBURG

The JSC OGK-2 Branch Serovskaya SDPP is located in the Sverdlovsk Region.
The Region has an area of 195,000 km².
The Region's population is 4,670,000.
The administrative center is Ekaterinburg (population 1,324,000). The administrative divisions include 73 municipalities, 47 cities, 99 urban villages and 1,886 villages. The major cities are Ekaterinburg, Nizhni Tagil (population 437,000), Kamensk-Uralsky (population 207,800) and Pervouralsk (population 165,400).


TIUMEN

The JSC OGK-2 Branch Surgutskaya SDPP-1 is located in the Khanty-Mansiysk Autonomous District.
The District has an area of 523,100 km².
The District's population is 1,301,000.
The District has 15 cities and 25 urban villages (1993). The administrative center is Khanty-Mansiysk.


CHELYABINSK

The JSC OGK-2 Branch Troitskaya SDPP is located in the Chelyabinsk Region.
The Region has an area of 87,900 km².
The Region's population is 3,634,000.
The Region has 27 cities and 29 urban villages. The administrative center is Chelyabinsk. The Region is located in the southern Urals and in the Transurals.
JSC Troitskaya SDPP has a favorable geographic location in relation to the major industrial centers of Chelyabinsk and Magnitogorsk, and also to northern Kazakhstan.


STAVROPOL

The JSC OGK-2 Branch Stavropolskaya SDPP is located in the Stavropol Region in the southern European part of Russia, in Ciscaucasia.
The Region has an area of 66,500 km².
The Region's population is 1,491,600.

BRIEF COMPANY HISTORY

JSC Second Generation Company of the Wholesale Power Market was incorporated as a wholly owned subsidiary of RAO UES of Russia on March 4, 2005 by resolution of the Board of Directors of RAO UES of Russia (Minutes No. 183 dd. December 24, 2004) and Decree No. 35p of the Chairman of the Managing Board of RAO UES of Russia dd. March 4, 2005.

The date of state registration is March 9, 2005.

In accordance with Russian Federation Government Decree No. 1254-p dd. September 1, 2003, the following plants were transferred to JSC OGK-2: JSC Pskovskaya SDPP, JSC Serovskaya SDPP, JSC Stavropolskaya SDPP, JSC Surgutskaya SDPP-1 and JSC Troitskaya SDPP (hereinafter the Plants). As a result of reorganization of JSC OGK-2 on September 29, 2006, the plants ceased to operate as legal entities and joined JSC OGK-2 as branches.


MANAGING BOARD
GENERAL DIRECTOR
EXECUTIVE BOARD
BRANCHES
DIRECTOR
DIRECTOR
DIRECTOR
DIRECTOR
DIRECTOR
PSKOVSKAYA SDPP
SEROVSKAYA SDPP
STAVROPOLSKAYA SDPP
TROITSKAYA SDPP
SURGUTSKAYA SDPP

COMPANY ORGANIZATIONAL STRUCTURE

COMPANY MANAGEMENT STRUCTURE

The advantage of the Company's management system is the ability to implement a rigid management model, which is necessary when operating on a competitive market and continually optimizing expenses.

This trait is reflected in JSC OGK-2's two-level management system and organizational structure.

All functions are divided into management functions (decision making) and execution functions, and are also divided between:

1. The JSC OGK-2 executive board (decision-making level): unified managing department, fulfilling the functions of planning, decision making and organizing the execution of decisions made for all Company business. In particular:
   - top management is responsible for developing technological standards, long-term planning, developing all the businesses that have merged into reorganized supply chains, and other external relations.
   - middle management is responsible for tactics (operative yearly planning), i.e. for planning and fulfilling various types of obligations, using the reorganized supply chains.

2. JSC OGK-2 Branch SDPPs (execution level): as production subdivisions executing decisions made, where:
   - specialists are responsible for the ongoing operation of the property complex, control over ongoing work with contractors (fulfillment of their obligations), and compiling and submitting all aggregate external and internal reports.

COMPANY ORGANIZATIONAL STRUCTURE

The Company's organizational structure was approved by order of the JSC OGK-2 Board of Directors (Minutes No. 51/51 dd. December 20, 2006).

The organizational structure of the JSC OGK-2 executive board is defined by the business processes carried out in the Company. The following are the main business processes:

Administrative processes: activities aimed at merging forces and coordinating the interests of all other Company business:
- Financial and economic management.

Core processes: Company activities aimed at creating added value for the end consumer:
1. Managing modes and sale of electricity and capacity, heat and other products and services (for example, the system services market)
2. Managing the technical condition of equipment (repairs, technical upgrading and reconstruction, major construction, design and exploration works and R&D).
3. Logistics.
4. Managing information technology regarding the generation and sale of energy (Automated Process Control System, Automated Technological Monitoring System, Automated Commercial Electricity Metering System).

Auxiliary processes: activities aimed at managing internal Company resources and providing the necessary operation conditions for core and administrative processes:

1. Managing IT in the area of enterprise management.

2. Managing property and capital, corporate management, managing public relations.

3. Managing business support, personnel and logistics.

The advantage of this division is the ability to build efficient management systems for a large complex of (technologically) similar facilities. This is necessary in order to achieve the goal of not increasing the staff of the JSC OGK-2 management organ.

Thus, the management system is formed consistently, accounting for the best solutions for implementing various management subsystems and opportunities to share experience with other power plants.

НЕТ ПЕРВОДА!!! ОРГАНИЗАЦИОННАЯ СТРУКТУРА ИСПОЛНИТЕЛЬНОГО АППАРАТА ОАО «ОГК-2»


DEPUTY GENERAL DIRECTOR FOR CORPORATE MANAGEMENT
DIRECTOR FOR CORPORATE MANAGEMENT
CAPITAL MANAGEMENT DEPARTMENT
CORPORATE POLICY DEPARTMENT
INVESTOR RELATIONS DEPARTMENT
DIRECTOR FOR LEGAL SUPPORT
LEGAL DEPARTMENT
CONTRACT DEPARTMENT
CLAIMS AND COMPLAINTS DEPARTMENT
PUBLIC RELATIONS DEPARTMENT
INTERNAL AUDIT AND FINANCIAL CONTROL DEPARTMENT
DEPUTY GENERAL DIRECTOR FOR ECONOMICS AND FINANCE
DIRECTOR FOR FINANCE
FINANCE DEPARTMENT
BUDGET DEPARTMENT
FINANCIAL OPERATIONS DEPARTMENT
INVESTMENT DEVELOPMENT AND MANAGEMENT DEPARTMENT
QUALITY MANAGEMENT SYSTEM DEPARTMENT
INVESTMENT FORECASTING DEPARTMENT
STRATEGIC INVESTMENT AND PROJECT MANAGEMENT DEPARTMENT
TREASURY DEPARTMENT
BUDGET CONTROL DEPARTMENT
ACCOUNTS DEPARTMENT
DIRECTOR FOR ECONOMICS
TARIFF FIXATION DEPARTMENT
TARIFF FORMATION DEPARTMENT
NORM FIXING DEPARTMENT
ECONOMIC PLANNING DEPARTMENT
LABOR AND WAGES DEPARTMENT
HOLDING ECONOMICS DEPARTMENT
BUSINESS PLANNING DEPARTMENT
CHIEF ACCOUNTANT
DEPUTY CHIEF ACCOUNTANT FOR ACCOUNTING
NON-CURRENT ASSETS, COMMODITIES AND MATERIALS DEPARTMENT
ECONOMIC PERFORMANCE ACCOUNTING DEPARTMENT
DEPUTY CHIEF ACCOUNTANT FOR TAX ACCOUNTING
TAX LIABILITY ACCOUNTING DEPARTMENT
TAX AUTHORITY LIAISON GROUP
CONSOLIDATED STATEMENTS AND ACCOUNTING METHODOLOGY DEPARTMENT
CONSOLIDATED STATEMENTS AND ACCOUNTING METHODOLOGY GROUP
INTERNATIONAL ACCOUNTING STANDARDS DEPARTMENT
DEPUTY GENERAL DIRECTOR FOR PRODUCTION
DIRECTOR FOR MAJOR CONSTRUCTION AND INVESTMENT
UPGRADING AND RECONSTRUCTION DEPARTMENT
PROJECT MANAGEMENT DEPARTMENT
LABOR SAFETY AND PRODUCTION MONITORING DEPARTMENT
TECHNICAL SOLUTION AND REPORTING DEPARTMENT
TECHNICAL DIRECTOR
POWER PLANT OPERATION DEPARTMENT
ELECTRICITY GENERATING EQUIPMENT OPERATION DEPARTMENT
HEAT GENERATING EQUIPMENT OPERATION DEPARTMENT
REPAIR MANAGEMENT DEPARTMENT
REPAIR MANAGEMENT DIVISION
REPAIR ANALYSIS AND BUDGETED REGULATION DEPARTMENT
BUILDING AND EQUIPMENT OPERATION AND REPAIR DEPARTMENT
DEPUTY GENERAL DIRECTOR FOR ENERGY MARKETS
DIRECTOR FOR ENERGY MARKET OPERATIONS
ENERGY MARKET ORGANIZATION AND TRADE DEPARTMENT
WHOLESALE ORGANIZATION DEPARTMENT
RETAIL SALES ORGANIZATION DEPARTMENT
SALES METHODOLOGY DEPARTMENT
ANALYSIS AND PROSPECTIVE DEVELOPMENT DEPARTMENT
DAILY PLANNING DEPARTMENT
SALES EFFICIENCY ANALYSIS DEPARTMENT
PROSPECTIVE DEVELOPMENT DEPARTMENT
DEPUTY GENERAL DIRECTOR FOR INFORMATION TECHNOLOGY
INFORMATION TECHNOLOGY DEPARTMENT
AUTOMATED ENTERPRISE MANAGEMENT SYSTEMS DEPARTMENT
COMMUNICATIONS DEPARTMENT
INFORMATION TECHNOLOGY MANAGEMENT DEPARTMENT
IT SERVICES MANAGEMENT DEPARTMENT
IT SERVICES CUSTOMER RELATIONS DEPARTMENT
DEPUTY GENERAL DIRECTOR FOR SUPPLY AND GENERAL BUSINESS
DAY-TO-DAY PURCHASE MANAGEMENT DEPARTMENT
DEPUTY DEPARTMENT HEAD
PURCHASING AND ACCOUNTING PROGRAM DEPARTMENT
MARKETING AND PRICE CONTROL DEPARTMENT
COMPETITIVE PROCEDURES DEPARTMENT
DUE DILIGENCE DEPARTMENT
DEPUTY DEPARTMENT HEAD
LOGISTICS DEPARTMENT
TECHNOLOGICAL FUEL DEPARTMENT
DIRECTOR FOR GENERAL BUSINESS
OFFICE SUPPLY DEPARTMENT
CLERICAL DEPARTMENT
HEALTH PROVISION DEPARTMENT
ORGANIZATION AND CONTROL DEPARTMENT
HUMAN RESOURCES DEPARTMENT
SECURITY SERVICE
CIVIL DEFENSE AND EMERGENCY DEPARTMENT



THE FUTURE COMES MUCH FASTER
IF YOU MEET IT HALF WAY

BORIS KRUTIER

CORPORATE MANAGEMENT

STRATEGY TO INCREASE SHAREHOLDER VALUE

JSC OGK-2 intends to increase the shareholder value mainly by implementing the investment program, constructing new power generating facilities and upgrading the existing ones aimed at the growth of current and prospective business profitability.

The most important targets for increasing shareholder value are:

- implementing a financial and economic development investment program aimed at increasing market value,
- improving the corporate management system;
- developing and implementing management incentive schemes (Option Program);
- improving the investor and shareholder relations system (IR).

JSC OGK-2 CORPORATE MANAGEMENT. PRINCIPLES. DOCUMENTS.

JSC OGK-2 Corporate Management

The goal of corporate management is to protect the rights of shareholders and prospective investors, ensure transparency and informational clarity of the Company's activities and business management quality control and evaluation.

Company Corporate Management Principles:

- The shareholders have the right to protect their stock ownership rights from any violations;
- The shareholders have the right to freely dispose of the shares in their ownership at their own discretion and to act in any lawful way unless it violates other parties' rights and interests protected by law, including the right to transfer their shares to other persons;
- The shareholders have the right to receive regular and prompt information on the Company's activities;
- The shareholders have the right to receive part of net profit for the current year as dividends;
- The information subject to disclosure must be available,
- The Company executive board reports to the Company Board of Directors.

Shareholder and Investor Rights are Secured by:

- The right to participate in Company management by participating in the general shareholder meeting, in the work of the Board of Directors and other management and control bodies of the Company;
- The possibility to freely and without delay transfer shares held by the shareholders;
- The right to promptly and regularly receive full and reliable information on the Company;
- Participation in the Company profits by receiving dividends;
- Promptly and adequately disclosing information;
- The possibility to control the activities of Company management bodies.

Clarity and Transparency of Information in JSC OGK-2

In accordance with the requirements of current legislation, the Company provides the controlling authorities with all the required information promptly and discloses it via mass media and informational agencies.

Moreover, the JSC OGK-2 website was opened in 2005 (**www.ogk2.ru**) in order to provide shareholders, investors and other interested parties with up-to-date, complete, accurate and reliable information on the Company's activities. The information on JSC OGK-2 activities is fully presented on the pages of the informational portal. The site is updated weekly and shows the actual status of the Company's business.

When disclosing information the Company follows the basic corporate management principle of protecting shareholder rights.

The important elements of protecting shareholder rights in this area are.

- Regulation on Company Insider Information;
- Regulation on Informational Policy;
- Corporate Management Code.

Company Management Quality Control and Evaluation
The Company management quality control and evaluation system provides for regular supervision by the Board of Directors over the execution of financial, economic and generation targets and indicators. The Board of Directors also controls the activities of the Company General Director and passes resolutions on major transactions, interest-bearing transactions and other material actions of the Company.

The Company management quality control and evaluation system includes the following elements:

- **Company Audit Commission** (elected by the general shareholder meeting)
- **The Company Auditor** (approved by the general shareholder meeting)
- **In-House Audit and Financial Control Department** (part of the organizational structure of the Company).
- **Board of Directors Audit Committee** (selected by the Board of Directors from the members of the Board of Directors)

The Audit Commission carries out audit (revision) of the Company's financial and economic activities, analyses the Company's financial status, identifies the reserves for improving the Company's financial status, and draws up recommendations for the Company management bodies. The audit (revision) of the Company's financial activities can be conducted initiative at any time by:

- The Company Audit Commission conducted initiative;
- General Shareholder Meeting resolution;
- Company Board of Directors resolution;
- Request by a Company Shareholder (Shareholders), owning in total not less than 10% of the voting shares of the Company.

The Company Auditor audits the Company's financial and economic activities in accordance with the requirements of the legislation of Russian Federation on the basis of the agreement concluded with the auditor. The audit procedure and the terms are determined by Russian Federation law and the Company's internal documents.

«The Audit Committee ensures that documents and information are analyzed for the Board of Directors to pass the necessary resolutions»

The Company Internal Control Department carries out operational inspections of the Company's financial and economic activities. The inspection procedure and terms are determined by the Company's internal documents.

The Company is managed in strict accordance with the Federal Law "On Joint Stock Companies". Shareholder rights are stipulated in Article 6 of the JSC OGK-2 Charter. The observance of shareholder rights is one of the main principles of the Company's corporate management.

Company Corporate Management Quality Improvement Measures

- Conducting procedures to determine the initial corporate management rating.
- Forming the Personnel and Remuneration Committee in the JSC OGK-2 Board of Directors.
- Quoting JSC OGK-2 securities in the register of securities released for trade by trade organizers with the aim of increasing liquidity of shares.
- Developing a corporate management and report system which is clear to the investors by developing additionally disclosed information standards.

The actions of the Company are determined by the principles of the Corporate Code of Conduct recommended for use by the Regulation No. 421/p of the FCSM "On the Recommended Corporate Code of Conduct" dd. April 4, 2002, among which are.

- Conducting the Company Board of Directors meetings not less than once every six weeks for effective participation in Company management, providing for quality decision-making. Last year the meetings were held not less than 3 times per month.
- Including non-executive directors in the Board of Directors. There are 5 non-executive directors in the Board of Directors qualified in accordance with the Corporate Code of Conduct requirements.
- The Company promptly and adequately discloses complete information on the Company, including information on its financial standing, economic performance, ownership and management structure, thus ensuring informational clarity and transparency.
- Reliability, strategy, evaluation and audit committees under the Board of Directors were created, and the procedure was initiated to create a personnel and remuneration committee in the Board of Directors.

Detailed information on the Company's compliance with the Corporate Code of Conduct can be found in the Appendix hereto (Appendix No. 1).

COMPANY CONTROL AND MANAGEMENT BODIES

COMPANY MANAGEMENT BODIES

- General Shareholder Meeting
- Company Board of Directors
- Managing Board
- General Director

COMPANY CONTROL BODIES

- Company Audit Commission

JSC OGK-2 Board of Directors Members Approved by Owner Resolution at the Annual General Shareholder Meeting Held on April 21, 2006:

MIKHAIL LISYANSKY	Deputy Managing Director of Business Unit 2 of JSC RAO UES of Russia
YURY ZHELYABOVSKY	Corporate Management Section Head of the Corporate Policy Department, Economic Planning and Financial Control Department of Business Unit 2 of JSC RAO UES of Russia
OLEG DUNIN	Head of Project Implementation Department of Business Unit 22 of JSC RAO UES of Russia
SERGEY KOSAREV	Head of Corporate Center Property Relations Department of JSC RAO UES of Russia
ELENA MEDVEDEVA	Head of Regulatory Support of JSC RAO UES of Russia of Russia Reorganization management
MIKHAIL KUZICHEV	General Director of JSC OGK-2
WOLFGANG SCRIBOT	Managing Director of Corporate Financing Department, CJSC Gazprombank
VIKTOR VASILYEV	Deputy Director, Helicon Research Limited Representative Office
ALEKSEY MATVIENKO	Investment Manager, CJSC HC Interros
EVGENY BYKHANOV	Deputy General Director, the Fund Institute of Professional Directors
ALEKSANDR ORLOV	Advisor of the Fund Institute of Professional Directors

In 2006 the Company Board of Directors held more than 30 meetings and approved resolutions on more than 130 issues.

Remuneration and Indemnity to Board of Directors Members

The amount and procedure for paying remuneration and indemnity to the JSC OGK-2 Board of Directors members are set by the Regulation on Remuneration and Indemnity Payment *to JSC OGK-2 Board of Directors Members.*

(http://www.ogk2.ru/ru/shareholders/document/
/about_sd_compensation/)

This Regulation does not apply to Company Board of Directors members who are the Company's sole executive body or collegial executive body.

Remuneration and indemnity are not paid to the Chairman and the Company Board of Directors members who are subject to federal law restrictions or prohibition to receive any payments from commercial companies.

BOARD OF DIRECTORS COMMITTEES

The Board of Directors Committees are established by resolution of the Company Board of Directors and are consulting bodies ensuring that the Company Board of Directors efficiently executes *its functions for general regulation of Company activities.*

The committees are not Company bodies and can not act in the Company's name. The committees' resolutions are recommendations for the Company Board of Directors.

The JSC OGK-2 Board of Directors resolved to establish the following committees:

A) OGK-2 Board of Directors Reliability Committee:
- Analyzing generation activities concerning evaluation:
- Evaluating the technical condition of Company power units, organizing repair and maintenance of equipment, buildings and facilities concerning:
  - Analyzing the renovation of Company power units carried out in compliance with the JSC OGK-2 Technical Policy Concept.
  - Evaluating the Company's activities toward integrated reliability of power units.
  - Etc.

B) Company Board of Directors Evaluation Committee:
- Determining the price (monetary value) of property, offering and repurchase price of issued securities in the following cases:
  - Approving the independent assessor (assessors) to determine the value of shares, property and other Company assets in the cases.
  - Etc.

C) Company Board of Directors Strategy Committee:
- Introducing business at the General Shareholder Meeting,
- Approving the floatation of Company bonds and other securities;
- Approving the acquisition of shares, bonds and other securities floated by the Company;
- *Recommending the amount and settlement of share* dividends;
- Etc.

D) Company Board of Directors Audit Committee:
- Approving the Company annual report;
- Approving the Company annual accounting statements;
- Reviewing the nominated Company Auditor;
- Determining the Auditor service fee;
- Evaluating the Auditor's report;
- Etc.

Company Executive Bodies

The Company's day-to-day operations are managed by the General Director – sole executive body and the Managing Board – collegial executive body. The procedures for appointing and terminating powers are regulated by Article 20 of the Company Charter.

MANAGING BOARD

As stipulated in the Article 21 of the Company Charter, the Company Managing Board powers include the following:

- Developing and submitting for Board of Directors review prospective plans for executing Company main business activities;
- Preparing the annual (quarterly) business plan and the report on its implementation, as well as approving (correcting) the Company cash flows (budget) if it is not approved by the Company Board of Directors;
- Preparing a report on Company financial and economic activities, on the execution of resolutions by the General Shareholder Meeting and Board of Directors by the Managing Board,
- Passing resolutions on transactions concerning property, works and services and with price from 1 to 10 percent of the book value of the Company assets determined upon resolution to enter the transaction (subject to Clause 37 of Point 15.1 of the Charter);
- Establishing social benefits and social protection for Company employees;
- Reviewing the reports of the Company Deputy General Directors and heads of Company structural subdivisions on achieving the set targets, executing programs, complying with instructions, and reviewing reports, documents and other information on the activities of the Company and its S&As;
- Etc.

The following persons were elected Managing Board members:

MIKHAIL KUZICHEV	General Director, JSC OGK-2
ANDREY SIDOROV	Deputy General Director, JSC OGK-2
NINA ZAPRYAGAYEVA	Deputy General Director, JSC OGK-2
SERGEY PARSHEV	Deputy General Director, JSC OGK-2
DMITRIY ILYENKO	Deputy General Director, JSC OGK-2
ANATOLY CHEGODAYEV	Deputy General Director, JSC OGK-2
EVGENY ROVNYKH	Deputy General Director, JSC OGK-2

GENERAL DIRECTOR

As stipulated in Article 22 of the Company Charter, the Company General Director acts on the Company's behalf without a Power of Attorney, including the following:

- Ensures that the Company reaches the targets required for its goals;
- Disposes of Company property, conducts transactions on the Company's behalf, issues Powers of Attorney, opens settlement and other accounts for the Company with banks and other credit institutions (and in cases provided for by the law with companies that are professional securities market participants);
- Issues orders, approves (authorizes) directives, local regulations and other internal documents of the Company within his powers, gives instructions to be observed by all Company employees;
- Executes the powers and duties pursuant to labor legislation;
- Provides the Board of Directors with reports on the financial activities of the subsidiaries and affiliates whose shares are owned by the Company and information on other companies in which the Company participates for review;
- Etc.

COMPANY GENERAL DIRECTOR

MIKHAIL KUZICHEV

Born in 1951.
Nationality: Russian Federation.
Primary place of employment: JSC OGK-2
First elected to the Managing Board in 2005.
Positions held during the last 5 years:
Period: 1998 – 2005
Company: OJSC Krasnoyarskenergo
Position. General Director
Period: 2005- present
Company: JSC OGK-2
Position: General Director
Mr. Kuzichev does not own any shares of the Company.

AUDIT COMMISSION

The Audit Commission is elected by the Shareholder Meeting for the period until the next annual General Shareholder Meeting in order to audit the Company's financial activities. The Audit Commission consists of 5 (five) members.

The following members of the JSC OGK-2
Audit Commission were approved by the 2005 Annual General Shareholder Meeting:

LYUDMILA MATYUNINA	First Deputy Head of the Corporate Center Internal Audit Department, JSC RAO UES of Russia
MAKSIM SAUKH	Section Head of Corporate Center Corporate Management, JSC RAO UES of Russia
ELENA SMIRNOVA	Head of Audit Commissions Section, Business Unit 2, JSC RAO UES of Russia
ELENA EVSEYENKOVA	Deputy Head of Economic Planning and Financial Control Department, Business Unit No. 2 of JSC RAO UES of Russia
LARISA KLISHCH	Head of Tax Accounting Department, Deputy Chief Accountant for Taxes and Taxation, JSC OGK-2

Remuneration and Indemnity to Company Audit Commission Members

Remuneration and indemnity to Audit Commission members are calculated and paid in accordance with the Regulation on Remuneration and Indemnity Payment to Audit Commission Members approved by resolution of the sole shareholder (JSC RAO UES of Russia) upon resolution dd. April 21, 2004. (http://www.ogk2.ru/ru/shareholders/document/about_revision_compensation/)

SUBSIDIARIES AND AFFILIATES

Table 1 SUBSIDIARIES AND AFFILIATES

COMPANY NAME	CORE ACTIVITIES	INVESTMENTS, RUBLES	AUTHORIZED CAPITAL SHARE, %
OJSC Chayka	Health and fitness services	6,650,061.00	100.00%
OJSC Pskovskaya SDPP energoremont	Assembly, setup and repair of power generating units, heating and electrical equipment, measurement and control equipment and automated machinery	10,419,512.00	100.00%
CJSC Recreation Center Lesnoye Ozero	Tourism and recreation services	9,474,645.39	100.00%
OJSC Serovenergo	Electricity, gas, steam and hot water generation, transmission and distribution	5,000.00	50.00%

COMPANY AUTHORIZED CAPITAL

At present the Company Authorized Capital amounts to **26,480,895,818 (Twenty six billion four hundred and eighty million eight hundred and ninety five thousand eight hundred and eighteen) rubles.**

Table 2. SHARE CAPITAL STRUCTURE

SHARE CAPITAL STRUCTURE	SHARE IN AUTHORIZED CAPITAL AS OF	
	January 1, 2006	**December 31, 2006**
Individuals	none	0.02%
JSC RAO UES of Russia	100%	80.93%
Other legal entities and nominal holders	none	19.05%
In federal ownership	none	none
In RF constituent entity ownership	none	none

Table 3. SHAREHOLDERS OWNING MORE THAN 5% OF AUTHORIZED CAPITAL STOCK

SECURITIES HOLDER OWNING MORE THAN 5% OF AUTHORIZED CAPITAL	SHARE IN AUTHORIZED CAPITAL AS OF	
	January 1, 2006	**December 31, 2006**
JSC RAO UES of Russia	100.00%	80.93%
Westmead Limited	0.00%	5.22%

COMPLETION OF OGK-2 FORMATION

The 2006 JSC OGK-2 Formation Plan was executed in full:

- Under the JSC OGK-2 transition to a common share, the Company issued additional shares for exchange of JSC Power Plant shares and for conversion upon affiliation;
- Throughout the support of JSC OGK-2 reorganization, 104 Board of Directors meetings and 12 General Shareholder Meetings were held (JSC OGK-2 and JSC Power Plants);
- A corporate management regulatory basis was formed for JSC OGK-2 to improve corporate management and meet the stock exchange requirements for companies floating shares on the stock market;
- Evaluation of JSC OGK-2 and JSC Power Plant shares was organized in order to buy shares from shareholders who abstained or voted against reorganization;
- Corporate procedures were held to increase JSC Power Plant authorized capital and to minimize JSC OGK-2 losses from affiliating the JSC Power Plants;
- Reorganization was completed by affiliating JSC Pskovskaya SDPP, JSC Serovskaya SDPP, JSC Stavropolskaya SDPP, JSC Surgutskaya SDPP-1 and JSC Troitskaya SDPP under JSC OGK-2.
- The JSC OGK-2 website is up and running. It discloses information needed for potential investors and others in on-line mode.

SECURITIES MARKET

JSC OGK-2 shares began trading in the unlisted sector of CJSC Stock Market MICEX (hereinafter referred to as "MICEX") on July 19, 2006, of Nonprofit Partnership Russian Trading System (hereinafter referred to as "NP RTS") on July 20, 2006, and OJSC Stock Market Russian Trading System (hereinafter referred to as "OJSC RTS") on July 17, 2006. The shares were quoted on the B list of NP RTS on November 14, 2006, and on the B list of MICEX on December 19.

As of the end of December 2006, the JSC OGK-2 shares were traded on the organized stock market of MICEX, NP RTS and OJSC RTS.

The total OGK-2 shares trade volume on the organized stock market in 2006 amounted to 621.5 million rubles. Moreover, the total price of the transactions conducted on MICEX was 287.5 million rubles, on NP RTS – 205 million rubles, OJSC RTS – 129 million rubles.

From July 24 through December 31 the total number of JSC OGK-2 shares with which deals were concluded constituted 0.87% of the total number of the floated shares (232,212,024 shares). There were 1,651 transactions within the specified period.

Within five months of 2006 the JSC OGK-2 share quotations grew more than 60%, and within two weeks in November the growth was more than 25%. The rating increase resulted in JSC OGK-2 capitalization exceeding 3 billion rubles in December.

TABLE 4. TRADE VOLUME AND THE NUMBER OF RTS AND MICEX TRANSACTIONS

PERIOD	TRADE VOLUME, NUMBER			NUMBER OF TRANSACTIONS		
	NP RTS (CLASSICAL MARKET)	OJSC RTS (STOCK MARKET)	MICEX	NP RTS (CLASSICAL MARKET)	OJSC RTS (STOCK MARKET)	MICEX
July 2006	1,173,304	-	100	2	0	1
August 2006	24,786,634	1,099,308	23,022,824	45	18	190
September 2006	11,186,894	139,395	27,639,889	21	5	223
October 2006	12,638,253	40,572,156	10,848,920	25	16	106
November 2006	19,734,467	2,547,985	27,870,200	20	39	222
December 2006	9,207,055	3,868,584	17,736,700	20	49	651

Fig. 2.

OGK-2 Share Quotation vs. MICEX Index


Index MICEX
Weighted Average Quotation of OGK-2 Share
180%
160%
140%
120%
100%
80%
24.07.'06
07.08.'06
21.08.'06
04.09.'06
18.09.'06
02.10.'06
16.10.'06
30.10.'06
14.11.'06
28.11.'06
12.12.'06
26.12.'06

COMPANY ISSUE POLICY

The Company issue policy presumes the issue of additional shares and bonds in order to obtain the financial resources needed to implement the investment program. Obtaining share capital to implement the investment program may be conducted through public offering or direct sale to strategic investors. The goal of the issue policy is to obtain funds to finance the construction of new facilities.

Acquiring share capital is conditional upon the current favorable state of the share capital market for Russian shareholders of companies. The additional issue volume is determined in accordance with the amount of needed capital investments and the Company's forecasted debt capacity. The additional share issue is planned for 2007. The issue policy allows the issue of depositary receipts for Company shares with subsequent listing on foreign stock exchanges.

JSC OGK-2 shareholders have preference right to acquire additional shares in proportion to their current holding, in accordance with Article 40, Clause 1 of Federal Law No. 208-ФЗ dd. December 26, 2005 "On Joint Stock Companies". The price of JSC OGK-2 additional shares for persons with prior right of acquisition is determined upon expiry of preference right and shall be equal to the price of additional shares for other persons.



HOW MANY THINGS, TOO, ARE LOOKED UPON AS QUITE IMPOSSIBLE UNTIL THEY HAVE BEEN ACTUALLY EFFECTED?

PLINY THE ELDER

SALES RESULTS

MAIN SALES INDICATORS

JSC OGK-2 includes: Pskovskaya SDPP, Serovskaya SDPP, Stavropolskaya SDPP, Surgutskaya SDPP-1 and Troitskaya SDPP.

The installed capacity of JSC OGK-2 plants is 8,695 MW. The Company's installed capacity is broken down by plant in Fig. 3.

The main performance indicators of the JSC OGK-2 power plants for 2004-2006 are given in Tables and in Figures.

Fig. 3

JSC OGK-2 Installed Capacity by Plant (%)



37.7
23.7
4.9
6.0
27.6
Stavropolskaya SDPP
Troitskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP
Surgutskaya SDPP-1

Table 5. OPERATING CAPACITY AND ELECTRICITY GENERATION OF JCS OGK-2 POWER PLANTS FOR 2004-2006

POWER PLANT	OPERATING CAPACITY, MW			ELECTRICITY GENERATION, MILLION KWH		
	2004	2005	2006	2004	2005	2006
Pskovskaya SDPP	305.0	380.0	397.3	1,528.6	1,469.3	1,890.0
Serovskaya SDPP	361.3	366.2	416.6	3,060.1	3,092.5	3,228.3
Stavropolskaya SDPP	2,023.6	2,024.2	1,894.0	8,812.7	8,596.5	9,830.2
Surgutskaya SDPP-1	2,784.7	2,792.6	2,861.0	23,315.8	22,922.3	24,147.5
Troitskaya SDPP	1,695.3	1,577.5	1,521.9	5,873.1	4,930.8	8,987.6
OGK-2	7,169.9	7,140.5	7,090.8	42,590.3	41,011.4	48,083.6

Fig. 4.

Operating Capacity (MW) 2004–2006


'04
7,169.9
'05
7,140.5
'06
7,090.8

Fig. 5.

Electricity Generation (million kWh) 2004–2006


'04
42,590.3
'05
41,011.4
'06
48,083.6

From these materials it may be concluded that 2006 saw positive trends in all main technical indicators, including payroll size.

The main performance indicators of JSC OGK-2 for 2006 are given in Table 6.

Table 6. MAIN PERFORMANCE INDICATORS OF JSC OGK-2 FOR 2006

DIVISION	YEAR OF COMMISSIONING	Installed Capacity, MW	SHARE, %	Operating Capacity for 2006, MW	GENERATION for 2006, million kWh	SHARE, %	Average Payroll Size for 2006	PAYROLL SIZE on 01/01/2007.
Pskovskaya SDPP	1993-1996	430	4.9	397.3	1,690.0	3.9	530	521
Serovskaya SDPP	1954-1959	526	6.0	416.6	3,228.3	6.7	445	457
Troitskaya SDPP	1960-1976	2,059	23.7	1,521.9	8,987.6	18.7	987	971
Stavropolskaya SDPP	1975-1983	2,400	27.6	1,894.0	9,830.2	20.4	1,058	1,090
Surgutskaya SDPP-1	1972-1983	3,280	37.7	2,861.0	24,147.5	50.2	1,657	1,622
Executive board	-	-	-	-	-	-	139	186
Total	-	8,695	100.0	7,090.8	48,083.6	100.0	4,816	4,847

Fig. 6.

JSC OGK-2 Operating Capacity by Power Plant for 2006 (%)


26.7
40.3
5.9
5.6
21.5
Stavropolskaya SDPP
Surgutskaya SDPP-1
Troitskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP

Fig. 7

JSC OGK-2 Electricity Generation by Power Plant for 2006 (%)


20.4
50.2
6.7
3.9
18.7
Stavropolskaya SDPP
Surgutskaya SDPP-1
Troitskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP

MARKET ANALYSIS, COMPANY COMPETITIVE ENVIRONMENT

PRIMARY MARKETS ON WHICH THE COMPANY OPERATES

In accordance with its founding goals, OGK-2 conducts its main business on the Russian wholesale electricity (capacity) market.

OGK-2 produces electricity and heat generated at the Company's branch power plants. All the electricity generated by JSC OGK-2 branch power plants is sold on the wholesale electricity (capacity) market (ORE), the operation procedure of which was improved, beginning in September 2006, by Russian Federation Government Decree No. 529 dd. August 31, 2006. As a result of this stage of reforming the Russian electricity industry, the new wholesale electricity and capacity market (NOREM) was launched.

At present, most electricity is sold under regulated contracts, but in the coming years the liberalization of the NOREM (i.e. the share of electricity sold at unregulated prices set by the RF government) will steadily increase.

Heat generated by JSC OGK-2 power plants is sold on the retail market.

OGK-2 Sales Risks:

- increased competition on the Russian electricity market;
- aging and wear of main generating equipment, insufficient investment resources to modernize facilities;
- growth of prices for fuel used in generating electricity and heat;
- growth of the established tariffs for electricity under regulated NOREM contracts below the rate of inflation.

In order to strengthen its competitive position, OGK-2 plans:

- to modernize its main generating equipment, including using borrowed funds;
- to optimize its fuel mix and equipment operating schedule, while decreasing expenses for generating electricity and heat and thereby the prime cost of the generated output;
- to improve payment discipline for heat delivered.

The electricity industry, as a component of the fuel and energy complex, is one of the basic industries of the economy; its contribution to the country's GDP is 10-11%. Like other sectors of the fuel and energy complex, the electricity industry is currently distinguished by a dominating position in the production segment.

Main Factors Influencing the Development of OGK-2 and the Industry as a Whole:

- significantly increased energy consumption since the late 90s, with correspondingly increased heat and electricity generation,
- increased payment discipline by heat and electricity consumers;
- improved power company financial performance;
- improved regional energy system balance structure;
- decreased cross funding;
- aging of the main equipment of power companies, insufficient investment resources to maintain generating facilities.

OGK-2 Measures to Effectively Use these Factors and Conditions:

- modernizing main generating equipment, including using borrowed funds;
- optimizing the fuel mix and equipment operating schedule while decreasing expenses for generating electricity and heat and thereby the prime cost of the generated output.

OGK-2 Measures to Decrease the Negative Effect of Factors and Conditions Affecting the Company's Business:

- developing modern electricity distributing systems;
- decreasing electricity loss;
- strengthening financial control and introducing a program to decrease expenses.

OGK-2 COMPETITIVE ENVIRONMENT

In accordance with the "5+5" RAO UES of Russia Strategy Concept for 2003-2008, OGK-2's main competitors on the wholesale electricity market will be the five other thermal OGKs formed at the same time, the unified Hydroelectric OGK, and the nuclear power plants in the Rosenergoatom Concern system.

Regional Market Analysis

Stavropolskaya SDPP:

Stavropolskaya SDPP is located in the UPS of the South, an energy-deficient area. Power plant load ensures the technical possibility of exporting electricity to Georgia and Azerbaijan (through Georgia), as well as maintaining power flows in the UPS of the South backbone electricity grid at admissible levels. The power plant is one of the largest hubs of the UPS of the South emergency automated mechanisms. Stavropolskaya SDPP's competitors in the UPS of the South are Nevinnomysskaya SDPP (JSC OGK-5) and Novocherkasskaya SDPP (JSC OGK-6). Stavropolskaya SDPP has the competitive advantage of being more cost effective, having a wide range of regulation and load-on and load-relief rates, which gives power plants the best ability to cover the consumption schedule. Novocherkasskaya SDPP uses coal as its main fuel. The two natural gas plants, Stavropolskaya and Nevinnomysskaya SDPPs, provide more favorable environmental conditions in the area, although Nevinnomysskaya SDPP's power generating units have more wear and tear and a narrower range of regulation and load-on and load-relief rates.

Pskovskaya SDPP:

Pskovskaya SDPP is located in the UPS of the Northwest. According to the Development Scenario for the electricity industry and the RAO UES of Russia holding for 2005-2009, electricity consumption in the UPS of the Northwest in the indicated period will increase 3.6-3.9% per year. Moreover, the power plant load will ensure the technical possibility of exporting to the energy systems of Belarus and the Baltic countries, due to Pskovskaya SDPP's situation on the electrical grid that ensures parallel operation of the energy systems of these countries and with UES of Russia. In view of these factors, Pskovskaya SDPP has prospects for stable demand for electricity.

Pskovskaya SDPP's only competitor on the wholesale electricity market is Kirishskaya SDPP (JSC OGK-6), which also has unit condensation equipment in the Lenenergo-Pskovenergo – UPS of the Baltics hubs. However, Pskovskaya SDPP's equipment is more mobile and cost effective in comparison with Kirishskaya SDPP.

Troitskaya SDPP:

Troitskaya SDPP is located in the UPS of the Urals and has a favorable geographic location in relation to the major industrial centers of Chelyabinsk and Magnitogorsk, as well as northern Kazakhstan. The UPS of the Urals is the most dynamic in terms of growing electricity consumption (at least 4% per year) in UES of Russia. This factor directly increases demand for electricity generated by the power plant.

Troitskaya SDPP is a major system-wide condensation power plant; therefore, its competitors are powerful thermal power plants that also have the status of UES level and are located in the European part of Russia and in the Urals. Its main competitor is Yuzhno-Uralskaya SDPP (JSC OGK-3). Furthermore, 87% of Troitskaya SDPP's installed capacity consists of 300 and 500 MW units, which are more cost effective than Yuzhno-Uralskaya SDPP's condensation blocks and have a wider range of load regulation.

Surgutskaya SDPP-1:

Surgutskaya SDPP-1 is located in the Tyumen energy system, part of the UPS of the Urals. The area around the power plant has had a high growth of electricity consumption of the last several years (at least 7% per year), which causes full demand for electricity offered for sale by the power plant.

The main competitors are Nizhnevartovskaya SDPP (JSC OGK-1) and Surgutskaya SDPP-2 (JSC OGK-4). Surgutskaya SDPP-1 is less mobile than its competitors, although the installed capacity of each power generating unit of its competitors exceeds that of Surgutskaya SDPP-1 by four times, which has a negative impact on the execution of the load dispatch schedule during emergency equipment shutdown and, consequently, leads to large financial losses on the balancing market.

Serovskaya SDPP:

Serovskaya SDPP enjoys high demand on the power grid with forecasted increased consumption of 1,800 MW by 2010 and the ability to vary load to cover an uneven daily consumption schedule. The current deficit on the Serovsko-Bogoslovsky power grid, where Serovskaya SDPP distributes its electricity, is at least 700 MW annually. This deficit is covered by nearly full load on transmission lines from the Sverdlovsk energy system. Consumers on this power grid have repeatedly communicated their readiness to increase their own consumption, which could be covered by condensing the annual load schedule of Serovskaya SDPP, and also by including new power generating units at Serovskaya SDPP using modern, highly efficient technology under the RAO UES of Russia construction plan.

The competitor is Bogoslovskaya TPP (JSC TGC-9), whose operating schedule is more dependent on the heat consumption load and installed capacity is ten times less than that of Serovskaya SDPP.

ELECTRICITY AND CAPACITY GENERATION STRUCTURE AND VOLUME

Figure 8 shows the electricity generation structure for JSC OGK-2 branch power plants: Stavropolskaya SDPP, Surgutskaya SDPP, Troitskaya SDPP, Pskovskaya SDPP and Serovskaya SDPP for 2004-2006

Fig. 6.

Electricity Generation Structure for JSC OGK-2 Branch Power Plants in 2004–2006 (%)


20.7
54.7
7.2
2004
3.6
13.8
20.9
56
7.5
2005
3.6
12
20.4
50.2
6.7
2006
3.9
18.7
Stavropolskaya SDPP
Surgutskaya SDPP-1
Troitskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP

Figure 9 shows the electricity generation volume of JSC OGK-2 branch power plants: Stavropolskaya SDPP, Surgutskaya SDPP, Troitskaya SDPP, Pskovskaya SDPP and Serovskaya SDPP for 2004-2006.

Fig. 9

Electricity Generation Volume (million kWh) by the JSC OGK-2 Branch Power Plants for 2004-2006


8,813
23,316
3,060
2004
1,529
5,873
8,597
22,992
3,093
2005
1,469
4,931
9,830
24,148
3,228
2006
1,890
8,988
Stavropolskaya SDPP
Surgutskaya SDPP-1
Troitskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP

Figure 10. shows the load and reserve capacity of the JSC OGK-2 branch power plants for 2004-2006.

Fig. 10.


Load and Reserve Capacity of the JSC OGK-2 Branch Power Plants for 2004-2006 (MW)
Stavropolskaya SDPP
Pskovskaya SDPP
Serovskaya SDPP
Troitskaya SDPP
Surgutskaya SDPP-1
Reserve Capacity
Load
Operating Capacity

USEFUL ELECTRICITY AND HEAT OUTPUT FOR 2004-2006

Figure 11. shows the useful heat output for power plants of JSC OGK-2 for 2004-2006.

Fig. 11.


Useful Heat Output for 2004-2006 (thousand Gcal)
2004
2005
2006
1 - Stavropolskaya SDPP 2 - Surgutskaya SDPP-1 3 - Pskovskaya SDPP
4 - Serovskaya SDPP 5 - Troitskaya SDPP 6 - Total

VOLUMES OF ELECTRICITY SALES ON THE ORE/NOREM (RETAIL MARKET), SELF-GENERATED AND PURCHASED ELECTRICITY AND HEAT

The volume of JSC OGK-2 power plants' electricity on the Wholesale Electricity Market (ORE)/New Wholesale Electricity and Capacity Market (NOREM) is equal to the useful electricity output volume due to the absence of agreements between the power plants and their designated consumers on the retail market.

Figure 12shows the electricity generation volumes of the JSC OGK-2branch power plants for 2004-2006.
Figure 13 shows the changes in the volume of electricity purchased by JSC OGK-2[1].
Figure 14. shows the changes in volume of electricity purchased by Surgutskaya SDPP-1.[2] For all other JSC OGK-2 power plants the said indicator is zero.

Fig. 12.


Electricity Generated by JSC OGK-2 Power Plants for 2004-2006 (million kWh)
2004
2005
2006
1 - Stavropolskaya SDPP 2 - Surgutskaya SDPP 3 - Pskovskaya SDPP
4 - Serovskaya SDPP 5 - Troitskaya SDPP 6 - Total

Fig. 13.


Volume of Purchased Electricity, 2004-2006 (million kWh)
2004
2005
2006
1 - Pskovskaya SDPP 2 - Surgutskaya SDPP 3 - Stavropolskaya SDPP
5 - Troitskaya SDPP 4 - Serovskaya SDPP

Fig. 14.


Changes in Volume of Heat Purchased by Surgutskaya SDPP-1, 2004-2006 (Gcal)
'05
2,281
'06

[1] In 2004 and the first half of 2005 the electricity and heat purchased by Surgutskaya SDPP-1 on the retail market was paid for by netting with the structural divisions of OJSC Tyumenenergo, therefore,there is no data for those periods
[2] In 2004 and the first half of 2005 the electricity and heat purchased by Surgutskaya SDPP-1 on the retail market was paid for by netting with the structural divisions of OJSC Tyumenenergo, therefore,there is no data for those periods.



THE DIFFICULT WE DO IMMEDIATELY.
THE IMPOSSIBLE TAKES A LITTLE LONGER.
GEORGE SANTAYANA

OGK-2 MAIN EQUIPMENT SPECIFICATIONS

GENERATING AND TRANSMITTING FACILITIES

Pskovskaya SDPP

NAME	INSTALLED CAPACITY, MW	BOILER		TURBINE		GENERATOR	
		TYPE	NUMBER	TYPE	NUMBER	TYPE	NUMBER
Power Generating Units No 1-2	430	TPE-208	2	K-215-130-1	2	TGV-200	2

Pskovskaya SDPP power generating unit equipment has no technical limitations and they are capable of operating with a nominal load of 215 MW each.

Serovskaya SDPP

NAME	INSTALLED CAPACITY, MW	BOILER		TURBINE		GENERATOR	
		TYPE	NUMBER	TYPE	NUMBER	TYPE	NUMBER
First start	150	FK-14	12	K-50-90	3	TV-50-2	3
Second start	376			K-100-90M T-88/100-90/2.5 K-100-90	1 1 2	TV2-100-2	4

Serovskaya SDPP's equipment is in a satisfactory condition; however, financial expenditures will be required in order to maintain it in working order.

Troitskaya SDPP

NAME	INSTALLED CAPACITY, MW	BOILER		TURBINE		GENERATOR	
		TYPE	NUMBER	TYPE	NUMBER	TYPE	NUMBER
First start	225	PK-14-2	6	VT-85-90	3	TV2-100-2	3
Second start	834	PK-39	3	K-300-240 KhTGZ	2	TGV-300	3
Third start	970	P-57	2	K-500-240 KhTGZ	2	TGV-500-2	2

Troitskaya SDPP's equipment is in a satisfactory condition; however, investments will be required in order to maintain it in working order.

Stavropolskaya SDPP

NAME	INSTALLED CAPACITY, MW	BOILER		TURBINE		GENERATOR	
		TYPE	NUMBER	TYPE	NUMBER	TYPE	NUMBER
Power Generating Units No 1-8	2,400	TGMP-314A TKZ	8	K-300-240-2 KhTGZ	8	TGV-300	8

Stavropolskaya SDPP's equipment is in a satisfactory condition.

Surgutskaya SDPP-1

NAME	INSTALLED CAPACITY, MW	BOILER		TURBINE		GENERATOR	
		TYPE	NUMBER	TYPE	NUMBER	TYPE	NUMBER
Power Generating Units No 1-13	3,280	TG-104	13	K-210-130 LMZ	13	TVV-200-2A	13
Power Generating Units No. 14-15		TG-104	2	T-180/210-130 LMZ	2	TVV-200-2A	2
Power Generating Unit No 16		TG-104	1	T-178/210-130 LMZ	1	TVV-200-2A	1
Power Generating Unit No 17		BKZ-75-39	1	PT-12-35	1	T-2-12-2	1

Surgutskaya SDPP-1's equipment is in a satisfactory condition.

CAPITAL CONSUMPTION ALLOWANCE FOR 2004-2006 IN ADJUSTED PRICES

The capital consumption allowance in adjusted prices for all the JSC OGK-2 branch power plants, except for Troitskaya SDPP and Serovskaya SDPP, is negative.

On average for the JSC OGK-2 branches, while the capital consumption allowance in current prices has grown, the capital consumption allowance in adjusted prices has decreased. This is because the inflation rate is higher than the increase of electricity and heat tariffs and, as a result, of the money allocated for capital consumption.

Total Capital Consumption Allowance for the JSC OGK-2 Branch Power Plants (thousand rubles)


In current prices
In 2004 prices
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,325,636
2,764,487
2,403,551
2,828,285
2,225,762
ACTUAL 2004
ACTUAL 2005
ACTUAL 2006

5.3. INCIDENT RATE FOR 2004-2006

The incident rate statistics for the period from 2004 through 2006 are shown in Table 7:

Table 7

JSC - POWER PLANTS	EMERGENCIES			INCIDENTS		
	2006	2005	2004	2006	2005	2004
Pskovskaya SDPP	0	0	0	7	4	2
Serovskaya SDPP	0	0	0	68	70	73
Stavropolskaya SDPP	0	0	0	16	14	15
Surgutskaya SDPP-1	0	0	0	59	48	47
Troitskaya SDPP	0	0	0	66	41	41
OGK-2 total	0	0	0	216	177	178

There were no emergencies or fires in the last 3 years at the JSC OGK-2 power plants.

COMPANY CURRENT INVESTMENT ACTIVITY

INVESTMENT FOR TECHNICAL UPGRADES, RECONSTRUCTION AND MAJOR CONSTRUCTION

The 2006 annual industrial development program for JSC OGK-2 *branches, as approved by RAO UES of Russia, included acquiring* 802,378,000 rubles in capital investments (without VAT).

JSC OGK-2 actual capital investment was 849,207 rubles, which exceeds the annual plan by 5.8%, with higher investment percent in the Programs for Troitskaya SDPP, Pskovskaya SDPP and Surgutskaya SDPP-1.
Capital investment in 2006 by area are broken down thus.

- Future design and exploration work: 8%;
- Equipment not requiring installation; 7%;
- Other facilities: 10%;
- Main upgrading and reconstruction projects. 75%.

Table 8. PERCENTAGE OF INVESTMENTS AIMED AT UPGRADING, RECONSTRUCTION AND MAJOR CONSTRUCTION

№	ALLOCATION	INVESTMENT (thousand rubles)	INCLUDING:	
			UPGRADING AND RECONSTRUCTION	NEW CONSTRUCTION
1	Troitskaya SDPP	134,059	99,052	35,007
2	Surgutskaya SDPP-1	200,414	200,414	
3	Pskovskaya SDPP	110,054	105,054	5,000
4	Stavropolskaya SDPP	179,314	159,314	20,000
5	Serovskaya SDPP	96,765	47,945	48,820
6	Executive body	81,772	81,772	
	JSC OGK-2 TOTAL	802,378	693,551	108,827

Below are the most significant projects in 2006 under the upgrading *and reconstruction program:*

Troitskaya SDPP

- Reclamation of two sections of the ash dump with an area of 660.8 hectares, located on Lake Shubarkul
- Launch of a turbine vibration monitoring system at Plants No. 7 and 8 using vibration equipment
- Launch of a transitional mode monitoring system
- Conversion to low-emission vortex multi-fuel coal combustion (VIR technology) in Boiler No. 39 of Plant No. 7.

OGK-2 Investment Program Financing Sources (%)


Plan
2
21
77
Fact
0
25
75
Amortization
Profits
Borrowed Funds

Table 9. ACTUAL UPGRADING, RECONSTRUCTION AND CONSTRUCTION PROGRAM EXECUTION IN 2006

№	MEASURE	INVESTMENT (THOUSAND RUBLES)		EXECUTION %
		PLANNED	ACTUAL	
1	Troitskaya SDPP	134,059	153,771	114.7%
2	Surgutskaya SDPP-1	200,414	223,838	111.7%
3	Pskovskaya SDPP	110,054	124,170	112.8%
4	Stavropolskaya SDPP	179,314	167,319	93.3%
5	Serovskaya SDPP	96,765	95,410	98.6%
6	Executive board	81,772	84,697	103.6%
	JSC OGK-2 TOTAL	802,378	849,207	105.8%

Surgutskaya SDPP-1

- Modernization of the remote control system
- Reconstruction of the plant's outer fence
- Introduction of protection against increased vibration of turbo unit bearings of Units No 5 and 13 using an LMZ-97 apparatus
- Modernization of optical transmission adapters and software of the informational automated process control system at Power Generating Units No. 9, 11 and 12
- Reconstruction of RVS reservoirs No. 2 and 3 with installation of a cooling system
- Installation of light and sound alarms for dangerous concentrations of hydrocarbons in the turbine room of Gas Turbine Fuel Pumping Station
- Upgrading Emergency Regulation Systems at Power Generating Units No. 4, 5, 6, 7, 10 and 11 according to the standard CTO CO – ЦДУ ЕЭС 001-2005
- Modernization of equipment for automated commercial electricity metering (All SKUE)

Pskovskaya SDPP

- Installation of SGF -125 disconnect switches on 110 kV outdoor switchgear

Stavropolskaya SDPP

- Introduction of hardware and software of Unit No. 2 technological information
- Replacement of current transformers on 110/330 kV outdoor switchgears
- Replacement of voltage transformers on 110/330 kV outdoor switchgears
- Introduction of an information collection and transmission system (ICTS)
- Replacement of high-frequency traps on 330 kV aerial transmission lines (330 kV outdoor switchgear)
- Replacement of turbine oil filters at Power Generating Units No. 1-8
- Reconstruction of cross-connect system and Alcatel telephone station and dispatch and technological communications

Serovskaya SDPP

- Reconstruction of heat metering points

There were no non-core financial investments in 2006. No credit resources were enrolled under investment projects for JSC OGK-2 Power Plants.

INCREASING RELIABILITY

JSC Pskovskaya SDPP

1. Modernization of the technological information exchange system with an automated system of System Operator – Central Dispatch Administration.
2. Introduction of a full-scale Automated Process Control System at Power Generating Unit No. 2 with simultaneous modernization of the turbine regulation system.
3. Installation of a reserve electric feed pump at Power Generating Unit No. 1.

JSC Troitskaya SDPP

1. Modernization of the technological information exchange system with an automated system of System Operator – Central Dispatch Administration.
2. *Reconstruction of the coal dust boiler at Plant No. 7B with* conversion to vortex coal combustion.
3. De-silting the coolant pond.

JSC Stavropolskaya SDPP

1. Modernization of the technological information exchange system with an automated system of System Operator – Central Dispatch Administration.
2. Reconstruction of 110, 330 and 550 kV outdoor switchgears.
3. Reconstruction of the security and fire alarm system.

JSC Serovskaya SDPP

1. Reconstruction of the main building roof.
2. Construction of Ash Dump No. 4.
3. Reconstruction of coal storage facilities.

JSC Surgutskaya SDPP-I

1. Modernization of the technological information exchange system with an automated system of System Operator – Central Dispatch Administration.
2. Modernization of 220 and 500 kV outdoor switchgears and *plant electrical equipment.*
3. Modernization of the process control and management system.
4. Reconstruction of the plant security system under the Antiterror Program.

TECHNICAL UPGRADING AND RECONSTRUCTION PROJECTS

Pskovskaya SDPP

Upgrading and Reconstruction
1. Reconstruction of Automated Control System and Automated Process Control System of Power Generating Unit No. 2 to participate in Rated Primary Frequency Regulation and Automated Secondary Frequency and Power Flows Regulation.

New construction and expansion
2. Preliminary feasibility report development for converting the power plant to coal.

Troitskaya SDPP

Upgrading and Reconstruction
1. Reconstruction of Dam Gate No. 6.
2. Reconstruction of Power Generating Unit No. 8 equipment.
- Reconstruction of Airspeed Heads No. 7, 8 and 9
- Reconstruction of stator winding of TGV-500 generator
3. Implementation of vibration monitoring stationary system of Turbines No. 4, 5 and 9
4. Reconstruction of 110, 220 and 500 kV outdoor switchgears.
- Replacement of 110 kV outdoor switchgear current transformers
- Unit No. 8 reconstruction at 220 kV outdoor switchgear, including replacement of air-break switches with gas insulated ones and interrupter switches replacement
- Voltage transformer replacement at 500 kV outdoor switchgear

New Construction and Expansion
5. Development of the concept and technical specifications for the construction of a 660 MW power generating unit. Development of preliminary feasibility report for coal unit construction.
6. Grounding for investments into the construction of ash dumps in the Chelyabinsk Region.

Serovskaya SDPP

Upgrading and Reconstruction
1. Reconstruction of the main building roof.
2. Increasing Ash Dump No. 3 capacity.
3. Track scale reconstruction.
4. Installing vibration diagnostics system at turbo units.

New Construction and Expansion
5. Development of the concept and technical specifications for the construction of a 330 MW power generating unit. Development of preliminary feasibility report for coal unit construction.
6. Construction of clearing equipment for utility fluid traps.
7. Approval of Ash Dump No. 4 construction program.

Surgutskaya SDPP-I

Upgrading and Reconstruction
1. Implementation of Automated Water Chemistry Control Systems at Power Generating Units No.13 and 14.
2. *Replacement of package transformer of Power Generating* Unit No. 10.
3. Reconstruction of gas supply for Power Generation Units No. 6 and 12.
4. Reconstruction of 220 kV outdoor switchgear (voltage transformer replacement).
5. Implementation of quantity/quality city heat supply control (reconstruction of thermal friction unit of Power Generating Unit No. 14).

Stavropolskaya SDPP

Upgrading and Reconstruction
1. Chemical Water Purification and Processing equipment reconstruction.
2. Reconstruction of Automated Control System and implementation of Power Generating Unit No. 3 Automated Process Control System.
3. Reconstruction of 110, 330, 500 kV outdoor switchgears
- Replacement of 110 kV outdoor switchgear current transformers
- Replacement of 330 kV outdoor switchgear current transformers
- Replacement of 500 kV outdoor switchgear incoming units
4. Replacement of package transformer incoming units of Power Generating Units No. 1 and 3.

New Construction and Expansion
5. Development of the concept and technical specifications for the construction of a 400 MW power generating unit. Development of preliminary feasibility report for gas unit construction.

INVESTMENTS AIMED AT CONSTRUCTION OF NEW POWER GENERATING UNITS

In addition, the JSC OGK-2 investment program for building new generating units includes four construction projects for new units at Troitskaya SDPP and Stavropolskaya SDPP.

Table 10.

№	JSC OGK-2 BRANCH	Capacity, MW	FIRST YEAR OF OPERATION	UNIT COMMISSION YEAR	ESTIMATED COST (without VAT), million rubles
1	Unit No 10 Troitskaya SDPP	660	2007	2010	24,453
2	Unit No 11 Troitskaya SDPP	660	2007	2011	21,825
3	Unit No 9 Stavropolskaya SDPP	400	2007	2010	9,800
4	Unit No 10 Stavropolskaya SDPP	400	2008	2012	9,800

Work began in 2006 at JSC OGK-2 to develop and coordinate construction of new units in the JSC OGK-2 investment program.



YOU CAN'T PREDICT THE FUTURE,
BUT YOU CAN INVENT IT

DENNIS GABOR

DEVELOPMENT OF COMPANY COMMUNICATION NETWORKS AND INTERNET TECHNOLOGY

In 2006, the Company divisions for IT and dispatch and technical control executed many tasks and projects to develop the Company's communication networks and adopt internet technology:

- Project: Creating a corporate data transfer network (CDTN)
- Developing the corporate information network:
- Project: Reorganizing IT by developing and introducing a JSC OGK-2 IT management standard in accordance with the IT standards recommended by RAO UES of Russia
- Project: Creating a corporate information and analysis system (IAS) on the SAP BW (Business Warehouse) platform
- Project: Creating a prototype corporate automated Company financial and economic activity management system on the 1C 8.0 platform
- Project: Creating a corporate information management system (IMS) on the SAP R/3 platform
- Project: Creating a corporate electronic document handling system on the EMC Documentum platform
- Project: Creating a corporate internet portal (CIP) on the SAP NET Weaver platform
- Introducing the Cost Estimate Center program complex (using Smeta-Energoremont software)
- Project: Creating an automated workstation for a commercial dispatcher

UPGRADING AND RECONSTRUCTION MEASURES TAKEN ON CAPITAL INVESTMENTS (COMMUNICATIONS, IT)

The following upgrading and reconstruction measures were planned and completed in the IT sphere in 2006:

JSC OGK-2 Branch Surgutskaya SDPP-1

1. Design, creation and commissioning of Surgutskaya SDPP-1's Information Collection and Transmission System (ICTS). Total *expenditure was 84,737,500 rubles.*

2. Modernization of the reserve grid center. Total expenditure was 1,531,000 rubles; financed by capital investment (amortization). Introduction of an Automated Financial and Economic Activity Management System based on SAP R/3 software. Expenditure in 2006 was 20,862,000 rubles; financed by capital investment (prior profits).

3. Modernization of the satellite communication system. Total expenditure was 2,940,000 rubles, financed by profits.

JSC OGK-2 Branch Serovskaya SDPP

4. Design, creation and commissioning of Serovskaya SDPP's Technological Information Exchange System (TIES). Total expenditure was 11,041,000 rubles; financed by profits.

5. Construction of optical fiber communication lines on the Serovskaya SDPP site to the village Energetikov. Total expenditure was 3,592,000 rubles; financed by profits.

6. Modernization of dispatch and technical control system power supply installations. Total expenditure was 1,999,000 rubles; financed by profits.

7. OGK-2 corporate data transfer network using VSAT technology. Total expenditure was 1,200,000 rubles; financed by profits.

JSC OGK-2 Branch Pskovskaya SDPP

8. Design, creation and commissioning of Pskovskaya SDPP's Technological Information Exchange System (TIES). Total expenditure in 2006 was 24,767,400 rubles, financed by amortization.

9. OGK-2 corporate data transfer network using VSAT technology. *Total expenditure was 1,883,000 rubles; financed by* amortization.

10. Modernization of microcellular communications. Total expenditure was 1,800,000 rubles; financed by amortization.

JSC OGK-2 Branch Stavropolskaya SDPP

11. Design, creation and commissioning of Stavropolskaya SDPP's Information Collection and Transmission System (ICTS). Total expenditure in 2006 was 21,135,000 rubles; financed by amortization.

12. Creation of a reserve communication channel with Unified Dispatch Administration of Northern Caucasus to organize informational exchange to meet requirements for Balancing Market participants. Total expenditure was 5,400,000 rubles; financed by amortization.

13. OGK-2 corporate data transfer network using VSAT technology. Total expenditure was 1,362,400 rubles; financed by profits.

14. Reconstruction of cross-connect system and Alcatel automated telephone station. Total expenditure in 2006 was 2,793,000 rubles; financed by amortization.

15. Reconstruction of dispatch and technical communications. Total expenditure in 2006 was 500,000 rubles; project cost is 17,500,000 rubles; financed by amortization.

16. Modernization of the local computer network. Total expenditure in 2006 was 2,541,000 rubles; financed by amortization.

17. Implementation of an integrated security system. Total expenditure in 2006 was 9,093,000 rubles; financed by amortization.

JSC OGK-2 Branch Troitskaya SDPP

18. Design, creation and commissioning of Troitskaya SDPP's Technological Information Exchange System (TIES). Total expenditure in 2006 was 4,000,000 rubles; financed by amortization.

19. OGK-2 corporate data transfer network using VSAT technology. Total expenditure was 1,614,000 rubles; financed by profits.

DEVELOPMENT OF COMPANY COMMUNICATION NETWORKS

Plans for 2007 include continuing to develop the corporate information network under the approved Concept for Building a Unified Company Information Space and the Company Development Strategy in the field of IT, namely.

- Building a reserve data transfer network using subscribed landlines.
- Building a corporate information security system.
- Continuing to integrate telephone networks of the branches and the Executive Board into a unified telephone network based on VoIP technology with a unified control center and numeration plan, which will lower costs for communications services.
- Continuing to build a unified Company information space and to ensure operation of distributed business offers, databases, and information and document handling systems.



DREAMS WHICH COME TRUE ARE NOT DREAMS,
BUT PLANS

ALEXANDER VAMPILOV

FINANCIAL STATEMENTS MAIN FINANCIAL INDICATORS

ANALYSIS OF COMPANY FINANCIAL PERFORMANCE AND STATUS

It is impossible to carry out a full analysis of JSC OGK-2's financial performance and status, as the Company was incorporated and began operating on March 9, 2005. Moreover, in 2005 and for 9 months in 2006, JSC OGK-2 only operated as a power plant managing company. The companies managed were affiliated by JSC OGK-2 on September 29, 2006 as a result of its restructuring (Pskovskaya SDPP, Troitskaya SDPP, Stavropolskaya SDPP, Surgutskaya SDPP-1 and Serovskaya SDPP) and now operate as its electricity and heat generating branches.

The Company assets as of December 31, 2006, amount to 17.075,5 billion rubles and have the following structure.

Table 11 COMPANY ASSET DYNAMICS AND STRUCTURE FOR 2005-2006

INDICATOR	LINE CODE	December 31, 2005		December 31, 2006	
		AMOUNT, million rubles	SHARE, %	AMOUNT, million rubles	SHARE, %
Non-current assets	190	12,741 8	96.6	10,307 1	60.4
Fixed assets	120	10.0	0 1	8,959.7	52.5
Unfinished construction	130	0.0	0.0	1047 7	6.1
Long-term financial investments	140	12,731 6	96.6	26.5	0 2
Deferred tax assets	148	0.1	0 0	159.9	0.9
Other non-current assets	110, 135, 150	-	-	113.3	0.7
Current assets	290	444 7	3 4	6,768.4	39 6
Inventories	210	0.6	0 0	2,259 5	13.2
VAT for assets acquired	220	0.3	0 0	78.3	0.4
Accounts receivable	230, 240	439 9	3.3	2,716 8	15 9
Short-term financial investments	250	-	-	541.5	3.2
Cash assets	260	3.9	0 0	1,172.3	6 9
Balance	300	13,186.5	100.0	17,075,5	100,0

As of December 31, 2006, non-current assets are predominant in the Company assets (60.4%), 52.5% of which are fixed assets. Current assets constitute 39.6%, including inventories (13.2%) and accounts receivable (15.9%).

The asset structure changed considerably as of December 31, 2006 in comparison to 2005 due to JSC OGK-2 restructuring.

The Company net assets as of December 31, 2006 amount to 9.6051 billion rubles.

Fig. 15

COMPANY ASSET STRUCTURE


'05
'06
0
20%
40%
60%
80%
100%
Non-current Assets
Current Assets

Table 12. COMPANY NET ASSETS DYNAMICS AND STRUCTURE FOR 2005-2006

INDICATOR	LINE CODEA	DECEMBER 31, 2005 million rubles	DECEMBER 31, 2006 million rubles	DIFFERENCE Million rubles
ASSETS				
Non-current assets	190	12,741 8	10,307 1	- 2,434.6
Fixed assets	120	10 0	8,959.7	8,949.6
Unfinished construction	130	0 0	1,047.7	1,047 7
Long-term financial investments	140	12,731.6	26 5	- 12,705 1
Deferred tax assets	148	0	159 9	159.8
Other non-current assets	110, 135, 150	-	113.3	113.3
Current assets	290	444 7	6,768 4	6,323.6
Inventories	210	0.6	2,259 5	2,258.9
VAT for assets acquired	220	0.3	78.3	76.0
Accounts payable	230, 240	439.9	2,716.8	2,276.9
Short-term financial investments	250	-	541.5	541 5
Cash assets	260	3.9	1,172.3	1,168 4
Accounts payable for authorized capital contribution	244	-	-	-
Section Total (line 190+290-244)		13,186.5	17,075 5	3,889 0
LIABILITIES				
Directed financing and receipt	450	-	-	-
Long-term liabilities	590	-	2,783 0	2,783.0
Loans and credits	510	-	2,661.0	2,661.0
Deferred tax liabilities	515	-	122 0	122 0
Short-term liabilities	690	111.8	4,713.2	4,601.5
Loans and credits	610	10 0	2,921 7	2,911 7
Accounts payable	620	34.3	1,689 6	1,655.3
Dividends payable	630	67.5	76 1	8 6
Deferred income	640	-	25 8	25.8
Section total (line 450+590+690-640)		111 8	7,470 4	7,358 7
Net asset value		13,074 8	9,605 1	- 3,469 7
in % of total assets		99 2	56 3	

The negative change in net assets for 2005-2006 is a result of losses related to JSC OGK-2 restructuring.

Table 13. COMPANY MAIN FINANCIAL PERFORMANCE IN 2006

INDICATOR	2006 million rubles
Sales revenue	8,259
Electricity and heat	7,706
Prime cost	7,407
Electricity and heat	7,036
Sales profit	852
Interest receivable	2
Interest payable	94
Other proceeds	43
Other expenditures	395
Gross profit	408
Net profit	147

On the whole, JSC OGK-2 performance during its existence can be considered positive – the proceeds were 544 million rubles in 2005 and 8.258 billion rubles in 2006.

The positive dynamics of proceeds for 2005-2006 are also related to the restructuring of the Company and the difference in activity types during the compared periods.

According to Company performance in 2006, the net profit received reached 147 million rubles with targeted losses of 136 million rubles.

Table 14. COMPARATIVE FIGURES (RETURNS) FOR 2006

No.	INDICATOR	2006 %
1	Return on sales (line 050 form 2 / line 010 f2) x 100%)	10.31
2	Total return of the reporting period (line 140 f2 / line 010 f2) x 100%)	4.94
3	Return on equity (line 190 f2 /line 490 f1)*100%	1.53
4	Return on assets (line 190 f2 / line 300 f.1)*100%)	0.86
5	Return on core activities (electricity and heat generation) (line 013 f2 + line 034 f2 - line 023 f2 - line 035 f2)/(line 013 f2 + line 034 f.2)*100%)	8.69

EVALUATION OF COMPANY FINANCIAL STATUS BY ACCOUNTING DATA

EVALUATION OF SOLVENCY AND LIQUIDITY

The main financial ratios used to evaluate enterprise liquidity and solvency are shown in Table 15:

Table 15. MAIN FINANCIAL RATIOS USED TO EVALUATE ENTERPRISE LIQUIDITY AND SOLVENCY

№	INDICATOR	NORMAL LIMIT	VALUE AT END OF REPORTING PERIOD	EXPLANATION
1	General solvency indicator (L1)	L1 ≥ 1	0.9	Used for integrated evaluation of enterprise liquidity
2	Cash ratio (L2)	L2 ≥ 0.2 – 0.7	0.37	Shows what portion of short-term debts the company can pay off in the near future by cash and short-term financial investments
3	Quick ratio (L3)	Allowable L3 ≈ 0.5 – 0.7 Desirable L3 ≈ 1	0.86	Shows what portion of short-term debts can be immediately paid off by funds in accounts, funds in short-term securities, accounts receivable
4	Current ratio (L4)	Required 1.5; optimal L4 ≥ 2	1.35	Shows what portion of short-term debts can be paid off by mobilizing all current assets.
5	Functioning capital mobility ratio (L5)	L5 ≥ 0	-0.08	Shows what portion of functioning capital is immobilized in inventory and long-term accounts receivable
6	Share of current assets in assets(L6)	L6 ≥ 0.5	-0.12	Depends on the company's industry characteristics

Conclusion: the cash ratio is within the recommended range (0.37); the Company can pay off roughly 37% of its short-term liabilities in the near future using highly liquid assets (cash and short-term financial investments). Also, part of the remaining *uncovered short-term liabilities can be balanced by less liquid* assets (accounts receivable); the quick and current ratios are high, at 0.86 and 1.35, respectively. Moreover, accounts receivable and cash have equal shares in this quick ratio; therefore, this ratio is satisfactory. The current ratio (1.35) guarantees JSC OGK-2 a reserve (35%) for compensating losses the Company may incur when liquidating all current assets. These three liquidity ratios *result in a high general solvency ratio, which is 0.9. JSC OGK-2's* solvency is estimated to be quite good: the Company can pay off 90% of its liabilities on time.

EVALUATION OF FINANCIAL STABILITY

Table 16 EVALUATION OF FINANCIAL STABILITY

№	INDICATOR	DEC 31, 2006 million rubles
1	Total reserves (R_s = line 210)	2,259.5
2	Equity current assets ECA = line 490 – line 190)	-727.8
3	Functioning capital (equity and long-term borrowed sources of reserves) FC = (line 490 + line 590) – line 190	2,055.2
4	Total primary sources of reserves TS = (line 490 + line 590 + line 610) – line 190	4,976.9
5	Surplus (+) or deficit (-) of equity current assets ±FE = ECA - R_s	-2,966.8
6	Surplus (+) or deficit (-) of equity and long-term borrowed sources of reserves ±FT = FC - R_s	-203.8
7	Surplus (+) or deficit (-) of total primary sources of reserves ±FT = TS - R_s	2,717.4
8	Ternary financial status indicator S (F)	S (0, 0, 1)

Conclusion: because there are insufficient equity current sources of reserves, insufficient equity and long-term borrowed sources of reserves, and surplus total primary sources of inventory, the ternary financial status indicator S(F) – {0, 0, 1}, which means that JSC OGK-2 has an unstable financial status. This Company status was caused by JSC OGK-2's reorganization in the third quarter of 2006 and due to taking additional short-term loans and credits to pay main expenses (fuel, taxes and wages), and also increasing inventory.

Table 17 RELATIVE INDICATORS OF FINANCIAL STABILITY

№	INDICATOR	NORMAL LIMITS	VALUE AT END OF REPORTING PERIOD	EXPLANATION
1	Operational self-sufficiency ratio (ROSS)	> 0.1 Optimal. ROCC ≥ 0.5	-0.12	Shows the portion of current assets financed by equity sources.
2	Financial self-sufficiency ratio (RFSS)	RFCC ≥ 0.5	0.56	Shows the portion of equity funds in assets financing
3	Financial stability ratio (RFS)	RFS ≥ 0.7	0.72	Shows the weighted portion of financing sources the Company can use in its business for the long term
4	Financing ratio (RF)	RF ≈ 1.5	1.72	Shows ratio of Company business financed by equity funds to that financed by borrowed funds.
5	Receivables to payables ratio	RRP ≥ 1	1.61	

Conclusion: the operational self-sufficiency ratio (ROSS) is -0.12. This means that the Company's current assets cannot be financed by equity sources. The financial self-sufficiency ratio (RFSS) is 0.56, which is rather high, meaning 56% of all assets are financed by equity funds. The financial stability ratio (RFS) is also high; the Company can use 72% of financing sources in its long-term business. The financing ratio (RF) is 1.72, which indicates that the Company can cover borrowed funds with equity capital. The receivables to payables ratio is 1.61: accounts receivable exceed accounts payable by 1.61 times.

EVALUATION OF BUSINESS ACTIVITY

Table 18. BUSINESS ACTIVITY INDICATORS (ASSET AND DEBT TURNOVER RATIOS)

№	INDICATOR	VALUE FOR 2006	EXPLANATION
1	Current asset turnover ratio (RCA)	5.82	Shows the number of current asset turnovers for an analyzed period
1a	Current asset turnover (TCA)	62.71	Characterizes the average turnover period for current assets in days
2	Return on fixed assets (RFA)	4.68	Shows the Company's efficiency in using fixed assets.
3	Inventory turnover ratio (RIT)	17.82	Turnover of inventory assets is high, which can be considered positive
3a	Inventory turnover (TI)	20.48	Characterizes the inventory turnover period in days.
4	Receivables turnover ratio (RRT)	13.3	RRT of 13.3 demonstrates normal receivables turnover
4a	Receivables turnover (TR)	27.44	Receivables turnover is 27.44 days
5	Payables turnover ratio (RPT)	24.35	A payables turnover ratio of 24.35 demonstrates normal payables turnover
5a	Payables turnover	14.99	Shows the Company's payoff period for current debts
6	Cash and short-term financial investment turnover ratio (RC)	24.44	Turnover of highly liquid assets is high, which can be considered positive
6a	Cash and short-term financial investment turnover (TC)	14.93	Characterizes the turnover period for cash and short-term financial investments.

Conclusion: all of the Company's current assets have high turnover, which means that they are used efficiently in the Company's business. The return on fixed assets (RFA) is 4.68; the Company uses fixed assets effectively.

EVALUATING CURRENT RISKS, RISK MANAGEMENT

The Company's main risks and measures to minimize these risks are:

INDUSTRY RISKS

- Reformation of RAO UES of Russia
- Creation of a competitive electricity market

Company Measures to Minimize Operational Risks:
- Reconstructing existing generating facilities and electricity and heat transmission lines and constructing new ones;
- Upgrading fixed assets.

Company Measures to Minimize Risks related to the construction of alternative heat supply facilities by major consumers:
- Increasing operational efficiency by implementing programs to decrease production expenses and economize;
- Working to conclude long-term heat supply contracts;
- Expanding sales markets in order to diversify the sales structure;
- Conducting a deliberate financial policy.

Company Measures to Minimize Risks related to possible price changes for raw materials and services used by the Company:
- Increasing the Company's operational efficiency by implementing programs to decrease production expenses and economize fuel;
- Concluding long-term contracts with suppliers for stable, previously established prices that are taken into consideration when setting tariffs,
- Conducting a deliberate financial policy.

Company Measures to Minimize Risks related to increased equipment prices:
- Creating a competitive environment in the purchase of works and services;
- Optimizing expenses for repair and operational needs and major construction;
- Eliminating cross purchases.

Company Measures to Minimize Risks related to possible price changes for the Company's products and/or services:
- Increasing operational efficiency by implementing programs to decrease production expenses and economize fuel;
- Working to conclude long-term electricity supply contracts;
- Expanding sales markets in order to diversify the sales structure;
- Conducting a deliberate financial policy;
- Strengthening work with state legislative and administrative bodies.

COUNTRY AND REGIONAL RISKS

COUNTRY RISKS

Negative changes in Russia that could have a negative impact on the Company's economic situation and business are not foreseen in the near future.

REGIONAL RISKS

The Company is registered as a legal entity in the Stavropol Region (Solnechnodolsk), although the enterprises generating heat and electricity are located throughout various areas of the Russian Federation.

Business diversification leads to Company stability and significantly less regional risk.

FINANCIAL RISKS (MARKET RISKS)

The Company is subject to the following risks related to changes in interest rates and foreign currency exchange rates, or related to the Company business or hedging by the Company in order to decrease unfavorable consequences of the aforementioned risks: Under the planned financial and economic policy, the Company intends to attract various borrowed funds and repay debts on time. Consequently, the Company is subject to the risk of interest rate changes on its interest-bearing debts. This risk is estimated to be small.

The electricity and heat generated by the Company are sold on the internal market of the Russian Federation with price fixing in the currency of the Russian Federation. Therefore, the Company is hardly subject to risks of foreign currency exchange rate changes.

The Influence of Inflation:
The negative influence of inflation on the Company's financial and economic activities may be limited by the following risks:
- The risk of losses related to loss of real value of accounts receivable with significant delinquency or withholding of payment;
- The risk of increased interest upon payment;
- The risk of increased prime cost of goods, products, work and services due to increased prices on energy resources, transportation costs, wages, etc.
- The risk of decreased real value of funds under the investment program.

The Company's Opinion of Critical Inflation:
- The planned inflation rates set by the RF government among the targets of its economic policy, on the whole, are achieved and tend to decrease. Nevertheless, under conditions of rising inflation the Company plans to increase turnover of its current assets by altering contractual relations with consumers. Considering that tariff increases are limited to 15-25% per year and potential business yield, the Company believes that the inflation rate at which problems will arise is at least 40% per year.

Proposed Company Measures to Minimize Risks Caused by Inflation:
- If the inflation rate exceeds the indicated critical level, the Company plans to increase the share of short-term financial instruments in its assets, and to take measures to decrease internal expenses.

Company Financial Accounting Indicators Most Subject to Change as a Result of the Indicated Financial Risks:
- The main indicator most subject to change related to financial risks is Company profit. As interest rates increase, interest payments for using commercial bank loans increase and, consequently, Company profit decreases. Moreover, income increases with increasing prime cost of generated electricity and heat and tariff fixation at the legislative level.

This section describes only those risks which, the Company believes, are substantial.



HUMAN HISTORY IS IN ESSENCE
THE HISTORY OF IDEAS

HERBERT WELLS

PROFIT DISTRIBUTION AND DIVIDEND POLICY

PROFIT DISTRIBUTION

JSC OGK-2 PROFIT DISTRIBUTION

By resolution of the RAO UES of Russia Board of Directors dd. April 21, 2006 (Minutes No. 220), JSC OGK-2 profits for 2005 were divided in the following manner:

TABLE 19 JSC OGK-2 PROFIT DISTRIBUTION

INDICATOR	ANNUAL GENERAL SHAREHOLDER MEETING ON 2005 PERFORMANCE	PLANNED PROFIT DISTRIBUTION 2006
Retained earnings (losses)	2,372,410	146,535
Reserve Fund	(18,621)	7,339
Accumulation Fund	2,058,856	-
Dividends	194,933	139,196
Other purposes	-	-

The Company's net profit for 2006 subject to distribution by the General Shareholder Meeting was 146,535,000 rubles.

By resolution of the JSC OGK-2 General Shareholder Meeting dd. September 25, 2006, the Company net profit of 89,567,000 rubles was distributed as dividends to JSC OGK-2 ordinary shares on the performance for six months of 2006.

The remaining profits for 2006 of 49,599,000 rubles is scheduled for distribution as dividends in the amount of 0.001873 rubles per ordinary share (Fig. 16).

Fig. 16

Planned Distribution of 2006 Profits (%)



5.0
95
Dividends
Reserve Fund

DIVIDEND HISTORY

JSC OGK-2 DIVIDEND HISTORY

JSC OGK-2 dividend history for 2005-2006, including resolutions passed by Company managing bodies to pay dividends on the performance of six months, nine months and the fiscal year, and information on total dividends allocated and payment report are presented in Table 20.

TABLE 20 JSC OGK-2 DIVIDEND HISTORY

INDICATOR	DIVIDENDS PAID ON PERFORMANCE OF REPORTING PERIOD		
	9 MONTHS OF 2005	2005	6 MONTHS OF 2006
Share category	ordinary	ordinary	ordinary
Declared dividend amount per share, rubles	0.006264	0.011836	0.003539
Declared dividend amount for all shares, thousand rubles	67,462	127,471	89,597
Managing body which resolved to pay dividends	Extraordinary General Shareholder Meeting	Annual General Shareholder Meeting	Extraordinary General Shareholder Meeting
Meeting date	Dec 23, 2005	Apr 21, 2006	Sep 25, 2006
Allotted period for dividend payment	within 60 days of resolution to pay dividends		
Form and other conditions of dividend payment	cash	cash	cash
Total dividend amount paid (including tax), thousand rubles	67,462	127,471	13,746

Throughout JSC OGK-2's existence, Company net profits of 284.5 million rubles have been distributed as dividends by resolution of the General Shareholder Meeting.

COMPANY DIVIDEND POLICY REGARDING SUBSIDIARIES AND AFFILIATES

The standard of the JSC OGK-2 dividend policy regarding subsidiaries and affiliates (hereinafter "S&As"), as approved by the JSC OGK-2 Board of Directors on January 31, 2006 (Minutes No. 21/21), defines the principles, aims, objectives, procedure and business and interaction methods for JSC OGK-2 S&As. It also defines quantitative parameters for distributing S&A net profits between dividends to shareholders or leaving them at the disposal of S&As (by allocation to the reserve fund, for accumulation and/or covering losses from previous years).

Company Dividend Policy Principles Regarding S&As

- The principle of unified criteria applied in the dividend policy toward Company S&As within an established period, characterized by a consistent approach to dividend policy issues;
- The principle of taking an individual approach to setting dividend payment amounts for each particular Company S&A, depending on the major criteria approved in accordance with this Standard;
- The principle of unity regarding the dividend calculation procedure in accordance with this Standard under an approved regulation with a unified methodological basis, including defining a set of criteria and influencing factors,
- The principle of transparency (clarity) for all procedures under this Standard for Company and S&A shareholders and managers.



THE FUTURE NEVER JUST HAPPENED.
IT WAS CREATED

WILL DURANT

HR AND SOCIAL POLICY

SOCIAL POLICY

Observing employees' rights is an indispensable part of JSC OGK-2 social policy. Although the Company's business strategy is oriented toward increasing returns, all personnel work of the Executive Board and in the branches is based on the principal of **recognizing the priority of workers' life and wellbeing over business performance.**

HR POLICY

The JSC OGK-2 HR policy is based on the principal of a **comprehensive approach** to personnel work, which assumes some interdependence of procedures for optimal recruitment, appointment and rotation of staff within the framework of a single technological complex.

One of the most important tasks in staff management in 2006 was creating a single personnel management system applicable to both the Executive Board and the branches. This involved drafting a series of methodological documents which regulate procedures for staff management.

In fall of 2006 employees of the Executive Board passed through a scheduled certification according to the approved methodology. The results of this certification were used to form a personnel reserve and to draft the JSC OGK-2 Employee Training, Retraining and Qualification Plan for 2007.

Each new employee goes through an adaptation program, and a program of introduction to the office is prepared individually for each worker.

INFORMATION ON COMPANY PERSONNEL

STAFF STRUCTURE BY CATEGORY

After JSC OGK-2 reorganization, the number of employees as of December 2006 was 4,842.

Two thirds of the total number of employees are laborers, 65% (3,185 people), 19% (898 people) are specialists, 15% are middle and top managers (674 and 55 people, correspondingly).

Fig. 17.

JSC OGK-2 Staff Structure by Category (%)


19
1
65
14
1
Specialists
Laborers
Top Management
Middle Management
Clerical Staff

STAFF STRUCTURE BY AGE

The JSC OGK-2 staff structure (see fig. 18.) is balanced by age categories: employees 25-35 years old (1,337 people), 35-45 (1,342), from 45 and up to retirement age (1,416). At the same time, the company has a small group of employees under 25 at 7% (353 people) and another small group of working pensioners at 8% (394).

Fig. 18

JSC OGK-2 Staff Structure by Age (%)


8
7
29
28
28
Under 25
45 to Retirement Age
35 to 45
25 to 35
Working Pensioners

STAFF ROTATION

JSC OGK-2 consistently implements the policy of employing younger staff. During the fourth quarter of 2006 the Branches hired 176 new workers, 30% (53 people) of whom are under 25 years of age and 29% of whom (52 people) fall within 25-35 age range.

Table 21 QUALITATIVE COMPOSITION OF STAFF (LEVEL OF EDUCATION)

PERSONNEL CATEGORY	2006					
	TOTAL NUMBER	EDUCATION				
		HIGHER	SECONDARY VOCATIONAL	TWO DEGREES, GRADUATE STUDIES	INCOMPLETE SECONDARY	TWO DEGREES, GRADUATE STUDIES
JSC OGK-2 Executive Board	181	144	3	3	0	31
Serovskaya SDPP	457	94	174	171	11	7
Stavropolskaya SDPP	971	361	268	301	20	21
Pskovskaya SDPP	521	142	197	167	15	0
Troitskaya SDPP	1,622	323	794	430	54	21
Surgutskaya SDPP-1	1,090	425	326	310	25	4
TOTAL for JSC OGK-2	4,842	1,489	1,762	1,382	125	84

PERSONNEL DEVELOPMENT SYSTEM

In order to maintain the highest possible professional standard of personnel and to prepare employees for complex and important functions under current labor organization conditions, JSC OGK-2 conducts programs aimed at personnel development and training.

In 2006 the Company spent 13,440,421,000 rubles on advanced training for its employees; 46% of these funds were spent on training managers, 37% on training specialists and clerks, and 21% on training laborers.

WORK SAFETY

Work safety measures in 2006 were taken under Federal Law No. 181-Ф3 "On Work Safety Principles in the Russian Federation" dd. June 17, 1999, GOST (National Standard) P12.0.006-2002 SSBT "General Requirements for Company Work Safety", Regulation on Work Safety Management System in RAO UES Divisions and Companies.

All risks in the realm of occupational safety and health for JSC OGK-2 employees are controlled by the management and will be eliminated.

There were no industrial accidents or work-related illness at JSC OGK-2 and the Plants under its management in 2006.

Main Work Safety Activities in 2006:

- implementing programs to improve the working environment;
- work safety training for personnel;
- providing workers with means of protection against industrial hazards;
- obligatory employee insurance for temporary disability, industrial accidents and work-related illness;
- systematic (general and targeted) examinations of working conditions in offices and Plants;
- organizing of Work Safety Days;
- monitoring compliance with orders of state supervisory bodies and public work safety inspectors.

Work Safety Aims and Objectives for 2007

The main objectives of work safety activities for 2007 are preventing fatal and general injuries and improving working conditions and protection of employees against industrial hazards.

The following goals have been set for 2007 based on the analysis of work safety activities in 2006.

- Replacing outdated equipment and correcting safety locks along with implementing an appropriate action plan.
- Optimizing the system of moral and material incentives as the economic basis for preventing injuries.
- Accelerating the work aimed at personnel training, workplace inspection and supply of protection equipment.
- Continue upgrading employee qualification with regard to work safety and professional skills, including proper execution of warrants and orders.
- Working to increase employee awareness of the priority of work safety over completion.
- Ensuring fulfillment and quality of all types of instructions.

PURCHASING

COMPANY PURCHASING POLICY MAIN PROVISIONS

JSC OGK-2's logistics system structure is arranged in accordance with the corporate system of purchasing standards and is oriented toward ensuring targeted and efficient spending of Company funds, as well as obtaining economically grounded costs (market product prices) and preventing possible misuse by purchasing employees.

The main provisions of JSC OGK-2's purchasing policy are expressed in the Regulation on Procedure for Making Regulated Purchases of Goods, Works and Services for JSC OGK-2 Needs as approved by resolution of the Company Board of Directors.

Strategic planning for JSC OGK-2 purchasing is assigned to the Central Purchasing Body, the staff of which is approved by resolution of the Company Board of Directors.

Copies of all publications on completed purchases and results are located on the unified website www.b2b-energo.ru.

The Company annual integrated purchasing program (AIPP) is formed and corrected in accordance with the Regulation on Accepting the Annual Integrated Purchasing Program as approved by the Company Board of Directors (Minutes No. 10/10 dd. September 23, 2005).

Execution of the AIPP is controlled through quarterly reports by the Company General Director to the Board of Directors. Prior to approval by the Company Board of Directors, this report is monitored by the Logistics and Purchasing Department of Business Unit 2 of RAO UES of Russia.

Organization of JSC OGK-2 purchases, %


75.89% Open tender
0.51% Restricted tender
3.24% Open request for bids
5.57% Open request for offers
0.17% Restricted request for offers
0.37% Competitive negotiations
14.15% Single source
0.1% Unregulated purchasing
0% Restricted request for bids

FUEL PURCHASES IN 2006

OGK-2 fuel (gas, coal, fuel oil) is purchased either according to the results of an open offer or competitive negotiations.

Table 22. ACTUAL FUEL CONSUMPTION.

STATION	2004			2005			2006		
	GAS, THOUSAND M3	COAL THOUSAND TONNES	FUEL OIL TONNES	GAS, THOUSAND M3	COAL THOUSAND TONNES	FUEL OIL TONNES	GAS, THOUSAND M3	COAL THOUSAND TONNES	FUEL OIL TONNES
Surgutskaya SDPP-1	6,275,275	-	-	6,223,733	-	-	6,563,699	-	-
Stavropolskaya SDPP	2,406,587	-	57,816	2,348,896	-	67,611	2,587,775	-	148,452
Troitskaya SDPP	-	3,715.671	18,137	-	3,304 135	19,071	-	5,890,09	29,124
Pskovskaya SDPP	427,797	-	-	417,544	-	-	527,811	-	-
Serovskaya SDPP	398,638	1,484 698	278	613,425	1,049 666	204	400,107	1,615.860	169


SOUTHP

THE FUTURE MUST BE FOUNDED IN THE PRESENT
GEORG CHRISTOPH LICHTENBERG

SOCIAL RESPONSIBILITY

SOCIAL RESPONSIBILITY

The key element of JSC OGK-2 corporate social responsibility is ensuring stable operation of UES of Russia as well as uninterrupted power supply to all objects of the public infrastructure in the Company's generating facility presence. Stable operation of SDPPs and meeting the increasing demand for electricity and heat are necessary for consumer companies to fulfill their industrial programs and to prevent social disorder. JSC OGK-2 bears great responsibility for making technically correct, economically sound and most effective decisions to sustain the electricity and heat balance.

JSC OGK-2 currently has a clear understanding of major problems and tasks in this sphere during the reformation of the country's electricity industry.

JSC OGK-2 understands and accepts responsibility for its use of natural resources and the environmental effects of its activity.

JSC OGK-2's environmental policy includes specific goals for reducing negative environmental impact, which includes observing industrial and environmental safety rules.

JSC OGK-2 has a clear understanding of the value of its staff and maintains proper, comfortable work conditions and development of each employee, not only with the purpose of increasing productivity, but also in order to help employees achieve their individual goals.

Upholding the principles of social responsibility, JSC OGK-2 builds its relationships with partners based on business clarity and honesty as well as strict adherence to legislation, including tax legislation. By enhancing partnership relations, attracting major investments for upgrading core facilities, introducing new technologies and improving corporate management, the Company not only eliminates all kinds of risks but also strives to live up to the principal public values of Russian society.

JSC OGK-2 Role in Social and Economic Development of the Regions in its Generating Facility Presence

JSC OGK-2 plays a special role in the social and economic development of the regions in its presence, and in promoting the public welfare in the Northwestern, South Ural and West Siberian Federal Districts. JSC OGK-2 operation has an important influence on the social and economic situation in the regions of its generating facility presence. This influence is diverse and is felt in various spheres. There are three major closely interrelated aspects of JSC OGK-2 influence: economic, social and environmental.

As large companies, JSC OGK-2 plants act as economic accelerators in the regions by providing employment, engaging other companies as contractors, providing goods, services and uninterrupted power supply, and paying significant taxes to local budgets. Operation of JSC OGK-2 plants stabilizes the situation in the regions and provides regional industry with an opportunity for stable development. JSC OGK-2 provides jobs for thousands of Russian citizens, both company employees and workers of contracting companies.

The overall influence of JSC OGK-2 on the social and economic situation spreads throughout:

- Electricity sales markets (assisting economic development in a number of regions);
- Goods and services markets which cater to SDPPs (assisting the development of a competitive market environment);
- Labor market (maintaining an appropriate level of wages);
- Local financial situation (paying taxes to budgets of various levels);
- Maintaining social stability (ensuring employment by creating jobs at plants and contracting companies and running charitable campaigns).

As a generating company in the wholesale electricity market, JSC OGK-2 attaches special importance to supplying electricity to the regions of its generating facility presence. The regions of Serovskaya SDPP, Troitskaya SDPP and Surgutskaya SDPP-1 are at present experiencing electricity shortages, and the regions of Pskovskaya SDPP and Stavropolskaya SDPP are close to such a state. Under these conditions, alongside with increasing stability and reliability of plant operation JSC OGK-2 has made it a high priority to develop a long-term technical policy for modernizing, reconstruction and upgrading the SDPP.

Social responsibility determines JSC OGK-2's strategy and goals: stable development, improving financial performance, modernizing equipment and raising investment attractiveness by increasing capitalization. JSC OGK-2 believes that business goals and economic and social responsibility shall go hand in hand. An important element of JSC OGK-2's development strategy is its understanding of responsibility to future generations to minimize negative environmental impact.

Following the principles of social responsibility, JSC OGK-2 makes every effort to ensure:

- territorial and organizational availability of electricity and heat;
- affordability of electricity and heat (prices for electricity shall be economically reasonable and socially acceptable);
- energy system capacity balance (working capacity of JSC OGK-2 plants shall meet the current and forecasted demand of energy system consumers);
- reliability of key infrastructure facilities including regulating inventories, maintaining normative reserves, etc.
- environmental safety, promoting energy efficiency and cost-effective use of resources, developing and propagating environmentally friendly (safe) technologies.

JSC OGK-2 social responsibility means that the Company develops its activity according to the principals of clarity. These principles of clarity mean that the Company is run in a public, understandable and comprehensible manner. JSC OGK-2 makes every effort to present only reliable information and obtain feedback from all related parties. JSC OGK-2 social responsibility is manifested not only through charitable programs, but also by informing the community of the Company's activities and its policy aimed at the public good.

Corporate Responsibility

JSC OGK-2 corporate responsibility includes responsibility to shareholders, relations with employees (appropriate level of wages, social welfare), conscientious corporate conduct, consideration for the interests of the Company's consumers, and creation of a transparent environment. JSC OGK-2 accepts responsibility for observing labor law and principles of business ethics. The Company's activity is based on the principles of maintaining a reasonable balance between the interests of shareholders, the state, employees, suppliers, consumers and other related parties. JSC OGK-2 defines corporate responsibility by the following spheres:

- responsibility to shareholders and investors for achieving high long-term economic results;
- responsibility to the regions of its presence for paying taxes in good faith, and participating in social and economic development at the local level;
- responsibility to employees for observing labor law, ensuring work safety, assisting in defining their professional potential;
- responsibility to contractors and suppliers for observing the principles of business ethics, creating a transparent purchasing system.

Responsibility for Developing Social Infrastructure in the Regions where Company's Generating Facilities are Present

JSC OGK-2 has an important influence, both direct and indirect, on the development of social infrastructure in the regions of its presence. JSC OGK-2 activity in these regions helps achieve important economic and social objectives:

- Providing employment to the residents in the region of JSC OGK-2 SDPPs;
- Providing employment to residents in the region of the companies which supply and carry out maintenance service for the SDPPs;
- Creation of jobs for graduates of higher and vocational schools;
- Improving the social situation by offering appropriate income for plant employees and their families.

Another important contribution of JSC OGK-2 and its plants in the development of social infrastructure is providing jobs and appropriate wages to SDPP employees to achieve the following positive effects:

- Ensuring social stability;
- Raising the level of professional education;
- Opportunities for physical and cultural development for residents in the region.

Applying JSC OGK-2 corporate standards will have a positive effect on the development of regional infrastructure. Introducing procurement standards, for example, will help create a transparent business environment in the regions. JSC OGK-2 is committed to bringing down free trade barriers and promotes the development of free competition. Adhering to market principles in procurement procedures eliminates any opportunities for overstatement of costs and leaves no ground for corrupt practices.

ENVIRONMENTAL POLICY

Company management exercises special control over measures for environmental protection and rational use of natural resources.

Regular measures for environmental protection, rational use of natural resources, and improving environmental impact include:

- Inspecting disposal facilities and equipment, reducing emissions to observe environmental legislation
- Controlling the quantity of power plant environmental pollution
- Controlling the environmental status
- Developing and conducting measures for handling Company waste and decreasing pollution
- Installing environmental emission control devices at the power plants

ENVIRONMENTAL MEASURES IN 2006

JSC OGK-2 Branch Pskovskaya SDPP

- Water and mineral resource use licenses renewed
- Industrial effluent sediment ponds de-silted
- Branch Greenhouse Gas Information and analysis system *created and introduced*

JSC OGK-2 Branch Stavropolskaya SDPP

- Hydromechanical filtration of sediment from the Novo Troitsky Reservoir completed
- Research conducted on reservoir hydrothermal pollution issues
- Reservoir restocked with fish species used to filter the reservoir
- Greenhouse gasses inventoried. Branch Greenhouse Gas Information and analysis system created and introduced.

JSC OGK-2 Branch Surgutskaya SDPP-1

- Oil effluent filtration equipment oil traps cleaned using petroleum-containing waste through recycling
- Positive sanitation result received on the JSC OGK-2 Branch Surgutskaya SDPP-1 Maximum Allowable Discharge Project
- Positive sanitation result received on the JSC OGK-2 Branch *Surgutskaya SDPP-1 Sanitation Buffer Zone Project*
- Environmental protection control facility analytical laboratory accredited
- Greenhouse gasses inventoried. Branch Greenhouse Gas Information and analysis system created and introduced.

JSC OGK-2 Branch Troitskaya SDPP

- Water use and diversion standards developed
- Work conducted on environmental research of soil, 1st section of the ash dump reclaimed
- Waste storage facility monitoring program developed.

JSC OGK-2 Branch Serovskaya SDPP

- Greenhouse gasses inventoried
- Branch sanitary buffer zone project developed.

APPLYING PROSPECTIVE TECHNOLOGY

Introducing (environmentally) prospective technology in the generation of electricity and heat is planned for the near and mid-term perspective. This includes introducing VIR technology of coal combustion at JSC OGK-2 Branch Troitskaya SDPP at Boiler No. 7B, and reconstruction of the precipitator field supply *management system at Boiler No. 8 of JSC OGK-2 Branch* Troitskaya SDPP.

In accordance with the program to fulfill the JSC OGK-2 environmental policy for 2007-2009, energy-efficient technology is scheduled to be introduced by installing direct flow clean burners (GMPV-50) with system gas regulation at Units No. 1 and 2 of JSC OGK-2 Branch Surgutskaya SDPP-1; and introducing revolving gear variable-frequency drive and reconstructing the automated regulation system, information subsystems, technological security, power generating unit automated regulators, and introducing a 400 MW steam and gas unit at JSC OGK-2 Branch Stavropolskaya SDPP. In order to significantly reduce environmental impact, JSC OGK-2 Branch Serovskaya SDPP has begun constructing treatment equipment for non-production pollution, JSC OGK-2 Branch Stavropolskaya SDPP plans to reconstruct the chemical water treatment system using reverse osmosis technology, and JSC OGK-2 Branch Troitskaya SDPP will replace old gas treatment equipment with modern units.

ENVIRONMENTAL PERSONNEL QUALIFICATION

Each JSC OGK-2 power plant and executive board has designated parties responsible for introducing an environmental management and audit system (JSC OGK-2 Technical Director and Deputy Chief Engineer for Operation at each branch). All environmental department specialists/leaders at the JSC OGK-2 branch power plants are qualified on a high professional level, and are retrained and qualified by specialized educational institutions and courses.

OGK 2

2006

APPENDICES

Appendix I.
Compliance with Corporate Code of Conduct

This report on compliance with the Corporate Code of Conduct is drawn up in accordance with the relevant Procedural Guidance No. 03-849/p dd. April 30, 2003, approved by the FCSM of Russia.

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
General Shareholder Meeting			
1	Shareholders shall be notified of General Shareholder Meeting not later than 30 days prior to the date on which it is held, irrespective of the issues on the agenda, unless a longer notification period is provided for by law	Complied	According to Clause 2.3 of the Regulation on Convening and Holding the General Shareholder Meeting dd. July 29, 2005: "The Company sole executive body shall organize the execution of Company Board of Directors resolutions related to preparing and convening the General Shareholder Meeting, including notification of the shareholders of the procedure and terms determined by the Board of Directors and the Company Charter." Clause 11.5 of the Company Charter: "Notification of shareholder meeting not later than 30 (thirty) days prior to the date on which it is held shall be sent (served) to each person on the list of persons with the right to participate in the General Shareholder Meeting and shall be published by the Company in the Rossiyskaya Gazeta."
2	Shareholders shall have access to information (materials) subject to submission during the preparation of the General Shareholder Meeting by electronic means of communication, including the Internet	Complied	Clause 11.7 of the Company Charter: "Persons with the right to participate in the General Shareholder Meetings shall have access to information (materials) on the General Shareholder Meeting agenda in the Company executive body offices and other places, the addresses of which are listed in the notification of the General Shareholder Meeting, within 20 (twenty) days, and if the general Shareholder Meeting agenda includes Company restructuring within 30 (thirty) days prior to the General Shareholder Meeting. The persons participating in the General Shareholder Meeting shall have access to the said information (materials) during the Meeting."
3	Shareholders may propose items for the General Shareholder Meeting agenda or request convocation of the General Shareholder Meeting without providing the Shareholder Register excerpt if their rights for the shares are recorded in the shareholder register system, and a security account statement shall be sufficient for execution of the above-mentioned rights if their rights for the shares are recorded in a security account	Complied	Clauses 13.1. and 13.2. of the Company Charter: "Shareholders (Shareholder) of the company holding not less than 2 percent of the voting Company shares shall have the right to propose items for the Annual General Shareholder Meeting agenda and to nominate candidates for the Company Board of Directors and the Company Audit Commission, the number of whom can not be greater than the number of the relevant body members. Such nominations must be submitted to the Company not later than 60 (sixty) days after the end of the financial year. The proposal or agenda items for the General Shareholder Meeting and the nominated candidates' names must be submitted in writing with names of the nominating shareholders (shareholder) and the quantity and type of shares owned by them and must be signed by the shareholders (shareholder)."
4	The General Director, members of the Managing Board, members of the Board of Directors, members of the Audit Commission and the Company Auditor must attend the General Shareholder Meeting	Complied	Clause 5.2.2 of the Company Corporate Code of Conduct approved by the Board of Directors on September 26, 2006 (Minutes No. 43/43).
5	Joint Stock Company internal documents shall stipulate a registration procedure for the Shareholder General Meeting members	Complied	Section 3.1 of the Regulation on the General Shareholder Meeting defines the registration procedure for persons entitled to participate in the General Shareholder Meeting. Clause 3.1.1 of the Regulation on the General Shareholder Meeting: "3.1.1. Persons entitled to participate in the General Shareholder Meeting are registered by the Accounting Commission or other entity fulfilling its function at the place of General Shareholder Meeting listed in the meeting notification." Clause 11.3. of the Company Charter: "11.3. The Accounting Commission function at the General Shareholder Meeting shall be fulfilled by the securities market professional who maintains the Company Shareholder Register (Company Registrar)".

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
Board of Directors			
6	Pursuant to the Joint Stock Company Charter, the Board of Directors shall have the power to approve the Joint Stock Company business plan annually.	Complied	Clause 15.1.19 of the Company Charter lists the following powers of the Board of Directors: "15.1.19 Approval of business plan (revised business plan) and the report on the results of its execution and approval (revision) of cash flow targets (budget) of the Company and/or approval (revision) of the cash flow (budget) of the Companies."
7	Pursuant to the Joint Stock Company Charter, the Board of Directors shall have the right to suspend by resolution the powers of the General Director appointed by the General Shareholder Meeting.	Complied	Clauses 12.1.12., 20.7., 20.8 of the Company Charter
8	Pursuant to the Joint Stock Company Charter, the Joint Stock Company Board of Directors shall have the right to determine job specifications and remuneration of the General Director, Managing Board members, and heads of major structural subdivisions of the Joint Stock Company	Complied	Article 20 of the Company Charter
9	Pursuant to the Joint Stock Company Charter, the Board of Directors shall have the right to approve the terms and conditions of contracts with the General Director and Managing Board members.	Complied	Article 20 of the Company Charter
10	There shall be at least 3 non-executive directors on the Joint Stock Company Board of Directors qualified in accordance with the Corporate Code of Conduct	Complied	There are 5 non-executive directors on the Company Board of Directors.
11	No members of the Joint Stock Company Board of Directors shall have convictions of economic crimes or crimes against state authorities, violation of interests of civil service or service in the local government or have administrative penalties for legal violation in the sphere of entrepreneurship or finance, tax and duties, or the securities market	Complied	There are no such persons on the Company Board of Directors.
12	There shall be no members, General Director (manager), managing body members or employees of a competing legal entity on the Joint Stock Company Board of Directors.	Complied	There are no such persons on the Company Board of Directors
13	Pursuant to the Joint Stock Company Charter, the Board of Directors shall be elected by cumulative voting.	Complied	Clause 10.8. of the Company Charter: "Voting at the General Shareholder Meeting shall be carried out on the "one voting share = one vote" principle, except for cumulative voting when electing Company Board of Directors members. In case of cumulative voting, the number of votes of each shareholder shall be multiplied by the number of persons to be elected into the Company Board of Directors, and the shareholder shall have the right to cast all votes calculated in this way for one candidate or to distribute them between two or more candidates. The candidates receiving the highest number of votes shall be considered elected to the Company Board of Directors."
14	Pursuant to Joint Stock Company internal documents, Board of Directors members shall take no actions that will or may result in conflict of their interests with the Joint Stock Company interests, and in case such a conflict occurs, they shall disclose information related to the conflict to the Board of Directors	Complied	Clause 4.1.6 of the Company Corporate Code of Conduct approved by the Company Board of Directors on September 26, 2006 (Minutes No. 43/43).

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
15	Pursuant to Joint Stock Company internal documents, the Board of Directors members shall notify the Board of Directors in writing of intended transactions with securities of the Joint Stock Company in which they hold the positions of the Board of Directors members or of its subsidiaries (affiliates) and shall disclose information on transactions conducted with such securities.	Complied	Clause 4.1. of the Company Regulation on Insider Information dd September 23, 2005.
16	Meetings of the Joint Stock Company Board of Directors within the reporting year shall be held at least once every six weeks.	Complied	During the reporting year 2006 there were 35 meetings held not less than once every four weeks.
17	Internal documents of the Company shall stipulate the Board of Directors Meeting procedure	Complied	Regulation on Convening and Holding the Company Board of Directors Meetings Procedure dd July 29, 2005
18	*Pursuant to Company internal documents,* the Board of Directors shall be required to approve transactions amounting to 10 or more percent of the Company asset value, except for transactions conducted as part of day-to-day activities.	*Complied*	*Clause 15.1.37. (b) of the Company Charter*
19	Pursuant to Joint Stock Company internal documents, the Joint Stock Company Board of Directors shall have the right to receive information required for fulfilling their functions from the executive heads of structural subdivisions, as well as the cases of failure to provide said information	Complied	Clause 3.1.1 of Regulation on the Board of Directors. "The Board of Directors members shall have the right within the scope of the Board of Directors powers to receive information on Company activities, including commercial secrets of the Company, gain access to all constituent, regulatory and accounting documents, reports, agreements and other Company documents pursuant to Russian Federation law and Company internal documents." Clause 3.2 of the Regulation on the Board of Directors. "A Board of Directors member shall have the right to request in writing the documents and information required to pass resolutions within the Board of Directors powers both directly from the Company General Director (other person acting as the Company sole executive body) and via the Board of Directors Secretary."
20	There shall be a Board of Directors Strategic Planning Committee, or its function shall be performed by another committee (excluding the Audit Committee and the Personnel and Remuneration Committee).	Complied	The Company Board of Directors Strategy Committee was established by resolution of the Company Board of Directors dd. November 28, 2006, (Minutes No 49/49)
21	There shall be a Board of Directors committee (Audit Committee) which recommends the Joint Stock Company Auditor to the Board of Directors and interacts with the Company Auditor and the Joint Stock Company Audit Commission.	Complied	The Company Board of Directors Audit Committee was established by Company Board of Directors resolution dd November 28, 2006 (Minutes 49/49)
22	The Audit Committee shall consist of independent and non-executive directors only	Complied	All members of the Company Board of Directors Audit Committee, which consists of 3 persons, are non-executive directors
23	Pursuant to Company internal documents, any Audit Committee member shall have right of access to any Joint Stock Company documents and information on condition that confidential information shall not be disclosed	Complied	Chapter 4 of Regulation on the Company Board of Directors Audit Committee approved by Company Board of Directors resolution dd. November 28, 2006 (Minutes No. 49/49)

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
24	Joint Stock Company internal documents approved by the Board of Directors shall stipulate the procedure for formation and operation of the Board of Directors committees.	Complied	At present the following committees are operating in the Company 1. The Company Board of Directors Reliability Committee, 2. The Company Board of Directors Strategy Committee, 3. The Company Board of Directors Audit Committee, 4. The Company Board of Directors Evaluation Committee. The procedure for the formation and operation of Committees is regulated by 1. Regulation on the Company Board of Directors Reliability Committee approved by the Board of Directors on November 30, 2005 (Minutes 15/15 dd November 30, 2005), 2. Regulation on the Company Board of Directors Strategy Committee (Minutes 49/49 dd November 28, 2005), 3. Regulation on the Company Board of Directors Audit Committee (Minutes 49/49 dd. November 28, 2005), 4. Regulation on the Company Board of Directors Evaluation Committee (Minutes 49/49 dd. November 28, 2005).
25	The Joint Stock Company Charter shall establish the procedure for determining a Board of Directors quorum, providing for mandatory participation of non-executive directors in Board of Directors meetings.	Complied	Clause 18.11 of the Company Charter
Executive Bodies			
26	The Joint Stock Company shall have a collegial executive body (managing board)	Complied	The Company Managing Board has been established (JSC RAO UES of Russia Regulation No. 35p dd March 4, 2005).
27	Pursuant to the Company Charter or internal documents, the Managing board must approve transactions with real estate and loans received by the Joint Stock Company, if said transactions are not classified as major transactions and are not related to the Joint Stock Company's day-to-day economic activities	Complied	Clause 21.1.4 of the Company Charter: "Resolutions on concluding transactions in connection with property, works or services, the cost of which amounts to 1-10 percent of the Company book value determined on the date of the resolution to conclude the transaction (subject to Paragraph 37 Clause 15.1 hereunder)."
28	Joint Stock Company internal documents shall stipulate the approval procedure for transactions beyond the scope of the Joint Stock Company financial and economic plan.	Complied	Clause 15.1.19 of the Company Charter
29	No members of Company executive bodies shall be members, general directors (executive directors), managing body members or employees of competing legal entities.	Complied	Clause 20.6. of the Company Charter stipulates. "Overlapping positions in other companies' managing bodies and other paid positions in other companies may be held by the General Director and the Managing Board *members only with the Company Board of Directors consent.*"

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
30	No members of the Joint Stock Company executive bodies shall have convictions of economic crimes or crimes against state authorities, violation of interests of civil service or service in the local government or have administrative penalties for legal violation in the sphere of entrepreneurship or finance, tax and duties, or the securities market. If the sole executive body function fulfilled out by the managing company or manager, the qualifications of the General Director and the Managing Board members of the managing company or the manager shall comply with the job specifications for the Joint Stock Company General Director and Managing Board members	Complied	Company internal documents do not stipulate the listed restrictions for Company executive body members
31	The Joint Stock Company executive bodies shall provide the Board of Directors with monthly reports on their activities	Complied	According to the current corporate management practice, the General Director reports monthly on activities conducted in various lines of Company business, including reports on the execution of Board of Directors orders.
32	Liability for violation of confidentiality and insider information regulations shall be stipulated in contracts concluded by the Joint Stock Company with the General Director (managing company, manager) and Managing Board members	Complied	Clause 20.12. of the Company Charter: "The General Director, Company Managing Board members, the acting Company General Director and the managing company (manager) shall be liable before the Company for losses incurred by the Company due to their dishonest actions (negligence) unless other grounds and amounts are set by federal law." Section 5 of the Regulation on Insider Information.
Company Secretary			
33	The Joint Stock Company shall have a special officer (Company Secretary) whose task is to ensure compliance by the Joint Stock Company bodies and officers with the procedural requirements securing the rights and legal interests of the Company shareholders.	Complied	Article 4 of the Regulation on the Board of Directors "Board of Directors Secretary". Subject but not limited to Clause. 4.2.9. of the Regulation on the Board of Directors, the Board of Directors Secretary "shall control the execution of Board of Directors and Company General Shareholder Meeting resolutions."
34	The Joint Stock Company Charter or internal document shall stipulate the procedure for appointing (electing) and the job description of the Company Secretary	Complied	Clauses 4.2, 4.3 and 4.4 of the Regulation on the Board of Directors
Material Corporate Actions			
35	Pursuant to the Company Charter or internal documents, any major transactions must be authorized before they are concluded	Complied	Clause 15.1.24. of the Company Charter
36	Services of an independent assessor must be used for market value assessment of property subject to a major transaction.	Complied	In accordance with current corporate management practice, all property transactions are concluded with the participation of an independent assessor.
37	Pursuant to the Joint Stock Company Charter, a buyer is not exempt from obligation to offer the shareholders to sell their ordinary Company shares (equity securities convertible into ordinary shares) in case of acquisition	Complied	This right is not stipulated in the Company Charter.

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
Information Disclosure			
38	A document shall be approved by the Board of Directors defining the Company regulations and policy on information disclosure (Regulation on Informational Policy)	Complied	The Company Regulation on Informational Policy was approved by Company Board of Directors resolution dd September 26, 2006 (Minutes No 43/43)
39	Joint Stock Company internal documents shall list information, documents and materials which must be provided to the shareholders for resolving issues reviewed by the General Shareholder Meeting	Complied	The Company Board of Directors approves the list of information, documents and materials to be submitted to the shareholders at every General Shareholder Meeting.
40	The Joint Stock Company shall have a website where information on the Joint Stock Company is disclosed on a regular basis	Complied	Company website address WWW.OGK-2.RU
41	Pursuant to Joint Stock Company internal documents, information on transactions with persons classified as Joint Stock Company executive officers according to the Charter and transactions of the Joint Stock Company with organizations, the executive officers of which directly or indirectly own 20 or more percent of the Joint Stock Company authorized capital or which can be under their material effect, must be disclosed	Complied	Regulation on Company Insider Information dd September 23, 2005.
42	*Joint Stock Company internal documents* shall require disclosure of information on all transactions which can have material effect on the market value of the Joint Stock Company shares.	Complied	Clause 5.2.10 of Regulation on Company Informational Policy approved by the Company Board of Directors on September 26, 2006 (Minutes 43/43)
43	The Board of Directors shall approve an internal document on the use of material information related to Joint Stock Company activities, shares or other Company securities and transactions therewith, which shall not be in public access and which may have considerable influence on the market value of the Company shares and other securities it disclosed	Complied	Regulation on Company Insider Information dd September 23, 2005
Financial and Economic Activities Control			
44	The Board of Directors shall approve internal control procedures for Joint Stock Company financial and economic activities.	Complied	Regulation on Procedure for Company Financial and Economic Activities Internal Control approved by the Company Board of Directors on January 23, 2007 (Minutes No 57/57).
45	The Joint Stock Company shall have a special subdivision ensuring compliance with internal control procedures (control and audit service).	Complied	The Company has an Internal Audit and Financial Control Department, which is responsible for auditing corporate and capital management, accounting and tax statements and records, economics, procurement, financial, legal and generation activities and issues.
46	No members of the control and audit service shall have convictions of economic crimes or crimes against the state authorities, violation of interests of civil service or service in the local government or have administrative penalties for legal violation in the sphere of entrepreneurship or finance, tax and duties, or the securities market.	Complied	The instructions are observed; however, there are no provisions in the Company Charter and/or internal documents defining said requirements for the employees of the Internal Audit and Financial Control Department.

№	CORPORATE CODE OF CONDUCT REGULATION	COMPLIED/NOT COMPLIED	NOTES
47	No members of the control and audit service shall be members of the Joint Stock Company executive bodies, nor shall they be the General Director (manager), managing body members or employees of a competing legal entity	Complied	There are no such employees in the Internal Audit and Financial Control Department
48	Joint Stock Company internal documents shall define the procedure for approving nonstandard operations by the Board of Directors	Complied	Clause 15.1.22. of the Company Charter lists the following as one of the Board of Directors powers: "passing resolutions on one or several interlinked transactions conducted by the Company on alienation, mortgage or other charge of the shares and stakes of other companies that do not generate, transmit, dispatch, distribute or supply electricity and heat or provide repairs or service works, if the market value of the shares or stakes with which the transaction is conducted, defined in accordance with the independent assessor opinion, is higher that 30 million rubles or in other cases (amounts) determined by separate resolutions of the Company Board of Directors." Clause 15.1.42 of the Company Charter lists as one of the Board of Directors powers "preliminary approval of transactions which may result in liabilities in foreign currency (or liabilities the amount of which is tied to a foreign currency) in cases and amounts determined by separate resolutions of the Company Board of Directors and when said cases (amounts) are not determined by the Company Board of Directors" (the amount was determined by Board of Directors resolution (Minutes No. 6 dd July 20, 2005) as within 500,000.00 (five hundred thousand) US dollars (or equivalent).
49	The Board of Directors shall approve a document defining the procedure for the Joint Stock Company financial activities audit by the Audit Commission.	Complied	Regulation on the Audit Commission dd July 29, 2005
50	The Audit Committee shall evaluate the auditor report to be presented to the shareholders at the General Shareholder Meeting	Complied	Chapter 3. of the Regulation on Company Board of Directors Audit Committee.

Appendix 2. Accounting Statements

I. COMPANY BALANCE SHEET

Measurement units: thousand rubles

ASSETS	CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets, including:	110	-	4,114
Patent, software, trademark (service mark) and other rights and assets similar to the above-mentioned	111	-	-
Organizational costs	112	-	-
Company goodwill	113	-	-
Other intangible assets	114	-	-
Research & development results	115	-	4,114
Fixed assets, including	120	10,028	8,959,653
Land and natural resources	121	-	-
Buildings, vehicles, equipment and facilities	122	4,662	8,902,743
Other fixed assets	123	5,366	56,910
Unfinished construction, including	130	21	1,047,717
Equipment to be installed	13,001	-	87,013
Investments into non-current assets	13,002	21	960,704
Income-bearing investments into tangible assets, including	135	-	7,224
Property for leasing	136	-	-
Property provided under contract of hire	137	-	7,224
Long-term financial investments, including	140	12,731,614	26,549
Investments into subsidiaries	141	12,731,614	26,549

ASSETS	CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Investments into affiliates	142	-	-
Investments into other organizations	143	-	-
Loans provided to organizations for more than 12 months	144	-	-
Other long-term financial investments	145	-	-
For consolidated statements. Subsidiary goodwill	146	-	-
For consolidated statements. Parent company participation in affiliate	147	-	-
Deferred tax assets	148	114	159,909
Other non-current assets	150	-	101,974
Section I Balance	190	12,741,777	10,307,140
II. CURRENT ASSETS			
Inventories, including	210	563	2,259,487
Raw and other materials and other similar assets, including	211	73	1,993,147
Fuel oil	21,101	-	821,051
Coal	21,102	-	332,744
Diesel fuel	21,103	-	15,538
Other process fuel	21,104	-	-
Spare parts	21,105	-	467,572
Other raw and other materials	21,107	73	356,242
Animals reared and fed	212	-	-
Unfinished production expenses	213	-	-
Ready products and goods for resale	214	-	9,317
Shipped goods	215	-	-
Prepaid expenses	216	490	257,023
Other inventories and expenses	217	-	-

ASSETS	CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Value added tax for assets acquired, including	220	332	78,171
VAT for electricity purchased via Federal Wholesale Electricity and Capacity Market (FOREM)	22 001	-	-
Accounts receivable (payments expected later than 12 months from the reporting date) including	230	-	418,938
Clients and customers, including	231	-	213,377
Financed from the federal budget	23,101	-	-
Financed from RF constituent entity budgets	23,102	-	-
Financed from local budgets	23,103	-	-
Other customers and consumers	23,104	-	213,377
Notes receivable	232	-	-
Subsidiary and affiliate liabilities	233	-	-
Advance payments made	234	-	-
Other debtors	235	-	205,561
Accounts receivable (payments expected within 12 months of the reporting date) including	240	439,897	2,297,894
Clients and customers, including	241	385,729	717,844
Electricity sales via FOREM within the group	24,101	-	543,187
Electricity and heat dealers	24,102	-	-
Companies financed from the federal budget	24,103	-	1,176
Companies financed from RF constituent entity budgets	24,104	-	-
Companies financed from local budgets	24,105	-	10,319
Other electricity and heat consumers	24,106	-	116,783
Subscription fee debts	24,107	-	-
Other consumers and customers	24,108	385,729	46,379
Notes receivable	242	-	-
Subsidiary and affiliate liabilities	243	-	-

ASSETS	CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Members (founders) share capital dues	244	-	-
Advance payments made, including	245	48,651	814,575
Electricity and heat	24,501	-	-
Fuel suppliers	24,502	-	558,880
Materials suppliers	24,503	346	92,199
Construction companies	24,504	-	40,948
Repair companies	24,505	-	254
Service providers	24,506	48 091	119,794
Other advance payments made	24,507	214	2,500
Other debtors, including:	246	5 517	765,475
Fines, penalties, late charges under agreements	24,601	-	11,593
Tax overpayments to the federal budget	24,602	5 244	258,717
Tax overpayments to RF constituent entity budgets	24,603	211	183,809
Tax overpayments to local budgets	24,604	-	4,480
Overpayments to state non-budgetary funds	24,605	-	354
Debts payable to RAO UES of Russia for engineering services	24,607	-	-
Debts payable by RAO UES of Russia for engineering services	24,608	-	-
Debts payable to RAO UES of Russia for design and exploration work	24,609	-	-
Debts payable by RAO UES of Russia for design and exploration work	24,610	-	-
Other debtors	24,611	62	306,522
Short-term financial investments, including	250	-	541,542
Loans provided to companies for less than 12 months	251	-	-
Other short-term financial investments	253	-	541,542
Monetary assets, including:	260	3,948	1,172,335

ASSETS	CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Cash accounts	261	-	50
Settlement accounts	262	3,948	1,172,250
Foreign currency accounts	263	-	-
Other monetary assets, including	264	-	35
Special bank accounts	26,401	-	35
Monetary instruments	26,402	-	-
Transfers in transit	26,403	-	-
Other current assets, including	270	-	-
Current operations internal settlements	27,002	-	-
Construction internal settlements	27,003	-	-
R&D internal settlements	27,004	-	-
Internal settlements for asset protection estimates	27,006	-	-
Internal VAT settlements	27,007	-	-
Other current assets	27,005	-	-
Section II Balance	290	444,740	6,768,367
Balance (lines 190+290)	300	13,186,517	17,075,507

LIABILITIES	LINE CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital, including	410	10,769,804	26,480,896
Preference shares	41,001	-	-
Ordinary shares	41,002	10,769,804	26,480,896
Redeemed share capital	411	-	-
Earned capital	420	-	2,085,958

LIABILITIES	LINE CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Segregated property settlements	423	-	-
Capital reserve, including	430	-	170,033
Reserves formed in accordance with legislation	431	-	170,033
Reserves formed in accordance with constituent documents	432	-	-
Target financing	450	-	-
Retained earnings from previous years	460	2,304,948	2,058,855
Uncovered loss from previous years	465	-	(21,273,412)
Retained earnings from the reporting period	470		56 938
Uncovered loss from the reporting period	475		-
Section III Balance	490	13,074,752	9,579,268
For consolidated statements. Subsidiary goodwill	495	-	-
For consolidated statements. Minority holding.	500	-	-
IV. LONG-TERM LIABILITIES			
Loans and credits, including	510	-	2,661,000
Bank credits to be repaid later than 12 months from the reporting date	511	-	2,661,000
Loans to be repaid later than 12 months from the reporting date	512	-	-
Deferred tax liabilities	515	-	122,024
Other long-term liabilities, including	520	-	-
Accounts payable to suppliers and contractors	52,001	-	-
Social fund liabilities, including	52,002	-	-
Russian Federation Pension fund	52,003	-	-
Compulsory health insurance fund	52,004	-	-
Employment fund	52,005	-	-
Social security fund	52,006	-	-
Fines and penalties payable to state non-budgetary funds	52,007	-	-

LIABILITIES	LINE CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Budget liabilities (restructured taxes), including	52,008	-	-
Federal budget	52,009	-	-
RF Constituent entity budgets	52,010	-	-
Local budgets	52,011	-	-
Profit tax payable for transition period, including:	52,020	-	-
Federal budget	52,021	-	-
RF Constituent entity budgets	52,022	-	-
Local budgets	52,023	-	-
Other long-term liabilities	52,012	-	-
Section IV Balance	590	-	2 783,024
V. SHORT-TERM LIABILITIES			
Loans and credits, including	610	10,000	2,921,725
Bank credits to be repaid within 12 months from the reporting date	611	10,000	2,921,725
Loans to be repaid within 12 months from the reporting date	612	-	-
Accounts payable, including	620	34,303	1,689,611
Suppliers and contractors, including	621	2,130	957,151
Electricity suppliers via FOREM	62,101	-	-
Other electricity and heat suppliers	62,102	-	151,054
Gas suppliers	62,103	-	418,039
Fuel oil suppliers	62,104	-	4,740
Coal suppliers	62,105	-	-
Other fuel suppliers	62,112	-	10,481
Construction companies	62,106	-	97,455
Repair companies	62,107	-	102,527
RAO UES of Russia subscription fee	62,108	-	-

LIABILITIES	LINE CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Debts payable to Rosenergoatom	62,110	-	-
Debts payable to NPP	62,111	-	-
Other suppliers and contractors	62,109	2,130	172,855
JSC UES SO-CDA subscription fee	62,113	-	-
OJSC Federal Grid Company subscription fee	62,114	-	-
Notes payable	622	-	-
Debts payable to subsidiaries and affiliates	623	-	-
Wage arrears, including	624	2,274	107,217
current	62,401	2,274	107,217
overdue	62,402	-	-
State non-budgetary fund liabilities, including	625	789	34,392
Russian Federation Pension fund	62,501	623	27,870
Compulsory health insurance fund	62,502	76	4,707
Employment fund	62,503	-	-
Social security fund	62,504	140	1,815
Fines and penalties payable to state non-budgetary funds	62,505	-	-
Tax liabilities	626	1,183	236,826
Current budget liabilities, including	62,610	1,183	236,826
Federal budget	62,601	1,096	181,845
RF Constituent entity budgets	62,602	87	52 004
Local budgets	62,603	-	2,977
Profit tax payable for transition period, including	62,620	-	-
Federal budget	62,621	-	-
RF Constituent entity budgets	62,622	-	-

LIABILITIES	LINE CODE	AT THE BEGINNING OF THE REPORTING PERIOD	AT THE END OF THE REPORTING PERIOD
1	2	3	4
Local budgets	62,623	-	-
Advance payments received, including	627	-	20,646
From electricity consumers via FOREM	62,701	-	6,714
From other electricity and heat consumers	62,702	-	2,362
Other advance payments received	62,703	-	41,570
Other creditors, including	628	27,927	333,379
VAT on unpaid products	62,801	27,925	80,811
Non-budgetary R&D fund liability	62,802	-	-
Debts payable to RAO UES of Russia for engineering services	62,804	-	-
Debts payable by RAO UES of Russia for engineering services	62,805	-	-
Debts payable to RAO UES of Russia for design and exploration work	62,806	-	-
Debts payable by RAO UES of Russia for design and exploration work	62,807	-	-
Other creditors	62,808	2	252,568
Dividends payable	630	67 462	76,057
Deferred income	640	-	25,822
Future expenses and payments reserve	650	-	-
Other short-term liabilities, including	660	-	-
Current operations internal settlements	66,002	-	-
Construction internal settlements	66,003	-	-
internal settlements for design and exploration work	66,004	-	-
Internal settlements for asset protection estimates	66,006	-	-
VAT internal settlements	66,007	-	-
Other short term liabilities	66,005	-	-
Section V Balance	690	111,765	4,713,215
BALANCE (lines 490+590+690)	700	13,186,517	17,075,507

2. FORM No. 2 PROFIT AND LOSS STATEMENT

Measurement units: thousand rubles

INDICATOR	CODE	REPORTING PERIOD	PREVIOUS YEAR REPORTING PERIOD
1	2	3	4
Profit and loss from ordinary activities			
Revenue (net) from sales of goods, products, works and services (minus VAT, excise and other similar duties)	010	8,256,966	544,000
Electricity to domestic consumers	011	-	-
Exported electricity	012	-	-
Heat	013	173,242	-
Subscription fee (for RAO UES of Russia)	014	-	-
Other industrial goods, products, works and services	015	454,515	191,925
Other non-industrial goods, products, works and services	016	4,332	-
Proceeds from participation in other organizations	032	94,352	352,075
Electricity (capacity) via NOREM	034	7,532,525	-
Cost of sold goods, products, works and services	020	(7,407,405)	(83,291)
Gross profit	029	851,561	412,786
Profit (loss) from sales	050	851,561	412,786
Other profits and losses			
Interest receivable	060	1,835	27
Interest payable	070	(94,101)	(321)

INDICATOR	CODE	REPORTING PERIOD	PREVIOUS YEAR REPORTING PERIOD
1	2	3	4
Other profits	090	43,240	1,982,127
Other losses	100	(394,686)	(7,057)
Profit (loss) before tax	140	407,849	2,387,532
Deferred tax assets	143	18,496	114
Current profit tax	145	(83,038)	(15,236)
Profit tax and other similar duties	150	(261,314)	(15,122)
Profit (loss) from ordinary activities ПЕРЕВОД !!!	160	146,535	2,372,410
FOR REFERENCE			
Permanent tax liabilities (assets)	200	30,410	(557,865)
Basic profits (losses) per share	201	0.0075	0.2203

Appendix 3.

AUDIT REPORT OF THE FINANCIAL (ACCOUNTING) STATEMENTS OF THE OPEN JOINT STOCK COMPANY SECOND GENERATION COMPANY OF THE WHOLESALE POWER MARKET

To the shareholders of the Second Generation company of the Wholesale power market Open Joint Stock Company:

AUDITOR

Closed Joint Stock Company PricewaterhouseCoopers Audit (CJSC PwC Audit)

Joint Stock Company State Registration Certificate No. 008.890 issued by the Moscow Registration Chamber dd. February 28, 1992.

Certificate of registration with the Unified State Register of Legal Entities of a legal entity registered before July 1, 2002, No.1027700148431 dd. August 22, 2002, issued by Interdistrict Moscow Inspection No. 39 of the Ministry of Taxation of the Russian Federation.

Audit License No. E000376 issued by the Ministry of Finance of Russian Federation dd. May 20, 2002, valid until May 20, 2007.

THE AUDITED COMPANY

Open Joint Stock Company Second Generation company of the Wholesale power market (JSC OGK-2).

Solnechnodolsk, Izobilnyy District, Stavropol Region, Russian Federation.

Legal Entity State Registration Certificate No.1052600002180 issued by the Izobilnyy District of the Stavropol Region Federal Tax Service Inspection dd. March 9, 2005

AUDIT REPORT OF THE FINANCIAL (ACCOUNTING) STATEMENTS OF THE OPEN JOINT STOCK COMPANY SECOND GENERATION COMPANY OF THE WHOLESALE POWER MARKET.

TO THE SHAREHOLDERS OF THE OPEN JOINT STOCK COMPANY SECOND GENERATION COMPANY OF THE WHOLESALE POWER MARKET:

1 We have audited the enclosed financial (accounting) statements of Open Joint Stock Company Second Generation Company of the Wholesale Power Market (hereinafter "the Company") for the period from January 1, 2006, to December 31, 2006, inclusive. The Company's financial (accounting) statements consist of the Balance Sheet, Profit and Loss Statement, Statement of Changes in Equity, Cash Flow Statement, Balance Sheet Appendix and Explanatory Notes (hereinafter all the documents jointly referred to as "the financial (accounting) statements"). The financial (accounting) statements were prepared by the Company management in accordance with the legislation of the Russian Federation applicable to financial (accounting) statements. Statements prepared in accordance with this legislation are significantly different from statements prepared in accordance with the International Accounting Standards.

2 The Company's executive body is responsible for preparing and presenting the financial (accounting) statements. Our responsibility is to express our opinion on the reliability of said financial (accounting) statements in all material respects and on whether the accounts are kept in compliance with the legislation of the Russian Federation based on our audit.

3 We conducted the audit in accordance with the RF federal law "On Auditing," the Federal Auditing Regulations (Standards), the International Auditing Standards and our in-house standards. The audit was planned and performed so as to ensure reasonable certainty that the financial (accounting) statements do not contain any material misstatements. The audit was conducted the using sampling approach and included testing evidence in support of the numerical indicators in the financial (accounting) statements and the disclosure of information on financial and economic activities. The audit also included evaluating compliance to accounting principles and regulations applicable in preparing financial (accounting) statements, reviewing the main estimates made by the Company management, and evaluating the presentation of the financial (accounting) statements. We believe that our audit provides sufficient grounds to express our opinion on the reliability of the financial (accounting) statements and on whether the accounts are kept in compliance with the legislation of the Russian Federation.

4 It is our opinion that the Company's financial (accounting) statements attached to this Audit Report reliably reflect the Company's financial standing in all essential respects as of December 31, 2006 and the results of its financial and economic activities from January 1 to December 31, 2006 (inclusive) in accordance with the legislative requirements of the Russian Federation on preparing financial (accounting) statements.

February 28, 2007

Director of the Joint Stock Company — A. Chmel

Auditor — I. Turchina

Certificate No. K 008685
For general audit
Issued for unlimited period

Appendix 4.
Technical and economic indicators.

ELECTRICITY OUTPUT OF BRANCH POWER PLANTS DURING THE REPORTING PERIOD, MILLION KWH

№	BRANCH	2005	2006	DIFFERENCE
1.	OGK-2 total, including:	41,081.7	48,083.6	6,935.1
1.1.	Stavropolskaya SDPP	8,596.5	9,830.2	1,222.3
1.2.	Troitskaya SDPP	4,931.0	8,987.6	4,055.6
1.3.	Pskovskaya SDPP	1,469.3	1,890.0	420.8
1.4.	Surgutskaya SDPP-1	22,992.3	24,147.5	1,098.5
1.5.	Serovskaya SDPP	3,092.5	3,228.3	137.9

SPECIFIC EQUIVALENT FUEL CONSUMPTION FOR ELECTRICITY SUPPLIED BY TPP BRANCHES WITHIN THE REPORTING PERIOD, G/KWH

№	BRANCH	2005 Actual	2006 Standard	2006 Actual	DEVIATION FROM STANDARD (-saved, +excess consumption)	LAST YEAR DEVIATION (-SAVED, +EXCESS CONSUMPTION)
	OGK-2 total, including	344	346.3	345.1	-1.2	1.1
1	Pskovskaya SDPP	335.6	332.6	332.1	-0.5	-3.75
2	Serovskaya SDPP	451.5	459.7	459.4	-0.3	7.9
3	Stavropolskaya SDPP	334.8	332.9	332.6	-0.3	-2.2
4	Surgutskaya SDPP-1	325.4	326.4	324.3	-2.1	-1.1
5	Troitskaya SDPP	365.8	378.7	378.5	-0.2	-7.3

INSTALLED ELECTRICAL CAPACITY USAGE RATIO OF BRANCH POWER PLANTS DURING THE REPORTING PERIOD, %

№ nn		2005	2006
	OGK-2 total, including	53.94	63.13
1	Pskovskaya SDPP	39.01	50.18
2	Serovskaya SDPP	67.12	70.06
3	Stavropolskaya SDPP	40.89	45.77
4	Surgutskaya SDPP-1	80.02	84.04
5	Troitskaya SDPP	27.34	49.83

INFORMATION FOR SHAREHOLDERS

LEGAL ADDRESS

Solnechnodolsk, Izobilnensk District, Stavropol Region, Russian Federation

POSTAL ADDRESS

56 Profsoyuznaya St., Moscow, 17393

TELEPHONE	FAX
(495) 981-30-39	(495) 981-34-82

GENERAL DIRECTOR

Mikhail Kuzichev

BANKING DETAILS

Settlement account	No. 40702 810 8 0000 0000176
Bank	CJSC NOMOS-BANK Moscow
Correspondent account	No 30101 810 3 0000 0000985
BIC	044525985
Internet Address	www.ogk2.ru

AUDITOR DETAILS

CJSC PricewaterhouseCoopers Audit	19 3rd Yamskogo Polya St. Blgd 1, Moscow, 125040 (495) 777-34-77, (495) 101-34-77

REGISTRAR DETAILS

OJSC Central Moscow Depositary	34 Bolshaya Pochtovaya St. Bldg 8, Moscow, 105082

CONTACT PERSONS FOR SHAREHOLDERS AND INVESTORS

Konstantin Saurov	Director for Corporate Policy Tel.: 8 (495) 981-30-39 e-mail: SaurovKA@ogk2.ru
Denis Gubin	Head of Investor Relations Department Tel.: 8 (495) 981-30-39 e-mail: GubinDB@ogk2.ru
Oksana Onufriyeva	Board of Directors Secretary Tel.: 8 (495) 981-30-39 e-mail: OnufrievaOI@ogk2.ru

END